1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 28, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     X                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No     X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/04/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the first quarter of 2011

2	Financial Statements for the Three Months Ended March 31, 2011 and 2010 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Three Months Ended March 31, 2011 and 2010 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Three Months Ended March 31, 2010 and 2011

Exhibit 1

Chunghwa Telecom Reports Consolidated Operating Results for the First Quarter 2011

Taipei, Taiwan, R.O.C. April 28, 2011 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its operating results for the first quarter of 2011. All figures were prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

First Quarter 2011 Financial Highlights

•	Total consolidated revenue increased by 5.8% to NT$52.48 billion

•	Mobile communications revenue increased by 2.8% to NT$22.84 billion; mobile value-added services (VAS) revenue increased by 38.6% to NT$3.52 billion

•	Internet revenue increased by 3.6% to NT$6.08 billion; internet VAS revenue increased by 17.1% to NT$0.57 billion

•	Domestic fixed communications revenue increased by 11.6% to NT$19.20 billion

•	International fixed communications revenue decreased by 4.5% to NT$3.79 billion

•	Total operating costs and expenses increased by 10.9% to NT$38.53 billion

•	Net income totaled NT$11.84 billion, representing a 1.9% decrease

•	Basic earnings per share (EPS) increased by 21% to NT$1.5

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom, said, “We are pleased to report a solid performance in the first quarter of 2011. Total consolidated revenue reached NT$52.48 billion, with growth continuing to be driven by higher fixed line revenue resulting from the shift in the pricing right of a fixed to mobile call from mobile operators to fixed network operators, as well as strong mobile value added service (“VAS”) and handset sales. During the quarter, we continued to grow our traditional telecom service business, as well as gaining new Information and Communication Technology (“ICT”) contracts. In order to leverage our strength in ICT, we have established a wholly owned subsidiary in China to function as an ICT solution provider. Looking ahead, we remain focused on pursuing growth by maintaining our operational focus on broadband, VAS, innovation and integration, at the same time as expanding our overseas business.”

Revenue

Chunghwa’s total consolidated revenue for the first quarter of 2011 increased by 5.8% year-over-year to NT$52.48 billion, of which 43.5% was from the mobile business, 11.6% was from the internet business, 36.6% was from the domestic fixed business, 7.2% was from the international fixed business, and the remainder was from others. Despite the National Communications Commission (“NCC”) tariff reduction that came into effect on April 1, 2010, Chunghwa maintained its growth pattern, due mainly to an increase in mobile VAS, handset sales and internet services.

For the mobile business, total revenue for the first quarter 2011 amounted to NT$22.84 billion, representing a year-on-year increase of 2.8%, mainly due to growth in mobile VAS revenue relating to smartphone promotions and handset sales which offset the decline in mobile voice revenue. The decline of mobile voice revenue was primarily resulting from the shift of pricing right for fixed to mobile calls from mobile to fixed operators.

Chunghwa’s internet business revenue increased by 3.6% year-over-year to NT$6.08 billion in the first quarter of 2011, mainly attributable to growth in the number of broadband subscribers and the migration of Asymmetric Digital Subscriber Line (“ADSL”) subscribers to fiber solutions.

For the first quarter of 2011, domestic fixed revenue totaled NT$19.20 billion, representing an increase of 11.6% year-over-year. Local revenues increased by 24.3% year-over-year, mainly due to the shift in pricing right for fixed to mobile calls. The 13.2% decline in Domestic Long Distance (“DLD”) revenues was due to mobile and Voice over Internet Protocol (“VOIP”) substitution, as well as reflecting the mandated tariff reduction.

Broadband access revenue, including ADSL and Fiber to the x (“FTTx”), increased by 3% year-over-year to NT$5.23 billion. Although ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions, the decrease was fully offset by growth in FTTx access revenue.

International fixed revenue decreased by 4.5% to NT$3.79 billion, primarily due to the decrease in leased line revenue and satellite service revenue resulting from the expiration of the ST-1 contract at the end of January 2011.

Other revenue increased by 58.1% year-over-year to NT$0.56 billion.

Costs and Expenses

Total operating costs and expenses for the first quarter of 2011 amounted to NT$38.53 billion, an increase of 10.9% compared to the same period of 2010. This increase was mainly due to the increase in interconnection costs and transition fees resulting from the shift in pricing right of fixed-to-mobile calls, the higher cost of handsets sold and the early retirement expense.

Income Tax

Income tax expense for the first quarter of 2011 was NT$2.32 billion, representing a 21.9% decrease compared to NT$2.97 billion for the same period of 2010. This decline resulted from the lower corporate income tax rate that was applied because the government originally reduced the corporate income tax rate from 25% to 20% in the beginning of 2010, then further reduced it to 17% in the second quarter of 2010.

EBITDA and Net Income

For the first quarter of 2011, EBITDA decreased by 6.6% to NT$22.00 billion and income from operations decreased by 6.3% to NT$13.94 billion, reflecting the negative impact on income from operations resulting from the shift in the pricing right of fixed to mobile calls, the increase in cost of handsets sold and the early retirement expense.

The EBITDA margin for the first quarter of 2011 was 41.9% compared to 47.5% in the same period of 2010, and the operating margin was 26.6%, compared to 30.0% in the previous year. Net income decreased by 1.9% year-over-year to NT$11.84 billion. Earnings per share increased by 21% year-over-year to NT$1.5, primarily because of the capital reduction in January 2011, which reduced the total number of outstanding shares by 20%.

Capital Expenditure (“Capex”)

Total capex for the first quarter of 2011 amounted to NT$4.38 billion, a 5% increase year- over-year. Of the NT$4.38 billion capex figure, 57.1% was used for the domestic fixed communications business, 21.0% was for the mobile business, 14.3% was for internet business, 5.9% was for international fixed communications business and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the first quarter of 2011 decreased by 38.2% year-over-year to NT$9.7 billion, mainly due to Chunghwa’s decision to bring its billing period for monthly fees in line with that for communication charges starting from January 2011.

Business and Operational Highlights

Broadband/HiNet

•

Total broadband subscribers amounted to 4.4 million as of March 31, 2011. Although broadband subscribers remained relatively flat, the Company’s initiatives to encourage FTTx migration yielded solid results, with FTTx subscribers as a percentage of total broadband subscribers increasing from 40.4% at the end of March 2010 to 48.1% at the end of March 2011. In the first quarter of 2011, FTTx revenue reached 63.2% of total broadband access revenue.

•	HiNet broadband subscribers totaled 3.61 million at the end of March 2011, a year-over-year rise of 1.9%.

Mobile

•	As of March 31, 2011, Chunghwa had 9.78 million mobile subscribers, an increase of 4.5% compared to 9.36 million at the end of Mach 2010.

•

Chunghwa gained 177 thousand net additions to its 3G subscriber base during the first quarter of 2011, recording 13.7% year-over-year growth and bringing the total to 5.60 million as of March 31, 2011.

•

Mobile VAS revenue for the first quarter of 2011 rose 38.6% year-over-year to NT$3.52 billion, with mobile Internet revenue increasing 88.0% year-over-year, making it the largest contributor to VAS revenue.

Domestic/International Fixed-line

•	As of the end of March 2011, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.29 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen

Phone:	+886 2 2344 5488

Email:	chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Co., Ltd.

Financial Statements for the

Three Months Ended March 31, 2011 and 2010 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2011 and 2010, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 12 to the financial statements, we did not review all financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity method investees were NT$9,139,860 thousand and NT$9,022,021 thousand as of March 31, 2011 and 2010, respectively, and the equity in earnings were NT$64,119 thousand and NT$136,174 thousand for the three months ended March 31, 2011 and 2010, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also reviewed the consolidated financial statements of the Company and its subsidiaries as of and for the three months ended March 31, 2011 and 2010, and have issued a qualified review report.

/s/ DELOITTE & TOUCHE

Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 23, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$69,829,156	16	$75,244,129	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	645	—	6,841	—
Available-for-sale financial assets (Notes 2 and 6)	1,023,820	—	7,902,927	2
Held-to-maturity financial assets (Notes 2 and 7)	2,062,915	1	1,600,885	1
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,503,340 thousand in 2011 and $2,726,916 thousand in 2010 (Notes 2 and 8)	17,945,843	4	9,983,020	2
Receivables from related parties (Note 23)	481,313	—	416,889	—
Other monetary assets (Note 9)	2,552,532	1	2,751,736	1
Inventories (Notes 2 and 10)	1,108,945	—	710,718	—
Deferred income tax assets (Notes 2 and 20)	81,317	—	54,638	—
Other current assets (Note 11)	5,722,469	1	5,552,563	1

Total current assets	100,808,955	23	104,224,346	24

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	10,582,047	3	10,352,973	2
Financial assets carried at cost (Notes 2 and 13)	2,315,474	1	2,226,048	1
Held-to-maturity financial assets (Notes 2 and 7)	9,973,059	2	6,123,566	1
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	23,870,580	6	19,702,587	4

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,401,329	23	101,269,357	23
Land improvements	1,551,988	—	1,535,066	—
Buildings	65,726,304	15	62,646,557	14
Computer equipment	15,316,104	4	15,467,600	4
Telecommunications equipment	655,840,449	151	656,619,453	149
Transportation equipment	2,257,745	1	1,969,062	—
Miscellaneous equipment	6,883,622	2	6,989,078	2

Total cost	848,977,541	196	846,496,173	192
Revaluation increment on land	5,762,611	1	5,800,909	1

	854,740,152	197	852,297,082	193
Less: Accumulated depreciation	569,183,573	131	560,985,343	127

	285,556,579	66	291,311,739	66
Construction in progress and advances related to acquisitions of equipment	11,037,605	2	13,913,785	3

Property, plant and equipment, net	296,594,184	68	305,225,524	69

INTANGIBLE ASSETS (Note 2)
3G concession	5,801,718	1	6,550,327	2
Others	426,327	—	371,953	—

Total intangible assets	6,228,045	1	6,922,280	2

OTHER ASSETS
Idle assets (Note 2)	878,896	—	925,982	—
Refundable deposits	1,300,964	1	1,567,448	—
Deferred income tax assets (Notes 2 and 20)	404,925	—	400,150	—
Others (Note 23)	4,457,603	1	2,565,570	1

Total other assets	7,042,388	2	5,459,150	1

TOTAL	$434,544,152	100	$441,533,887	100

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$6,348	—	$—	—
Trade notes and accounts payable	6,904,997	2	5,120,399	1
Payables to related parties (Note 23)	1,598,191	—	1,985,304	1
Income tax payable (Notes 2 and 20)	6,676,776	2	7,044,152	2
Accrued expenses (Note 16)	14,904,629	3	13,693,200	3
Other current liabilities (Notes 2 and 17)	16,505,403	4	15,176,827	3

Total current liabilities	46,596,344	11	43,019,882	10

DEFERRED INCOME	2,587,891	—	2,508,776	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,326,968	—	1,222,842	—
Customers’ deposits (Note 23)	5,788,928	2	5,841,887	1
Deferred credit - profit on intercompany transactions (Note 23)	1,426,743	—	1,485,916	1
Others	334,434	—	219,912	—

Total other liabilities	8,877,073	2	8,770,557	2

Total liabilities	58,156,294	13	54,394,201	12

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value; Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2011 and 9,696,808 thousand shares in 2010	77,574,465	18	96,968,082	22

Additional paid-in capital
Capital surplus	169,496,289	39	169,496,289	39
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	10,675	—	3,252	—

Total additional paid-in capital	169,520,134	39	169,512,711	39

Retained earnings:
Legal reserve	61,361,255	14	56,987,241	13
Special reserve	2,675,894	1	2,675,894	—
Unappropriated earnings	59,450,673	14	55,810,363	13

Total retained earnings	123,487,822	29	115,473,498	26

Other adjustments
Cumulative translation adjustments	(87,526)	—	(8,946)	—
Unrecognized net loss of pension	(40,182)	—	(44,105)	—
Unrealized (loss) gain on financial instruments	167,997	—	(565,000)	—
Unrealized revaluation increment	5,765,148	1	5,803,446	1

Total other adjustments	5,805,437	1	5,185,395	1

Total stockholders’ equity	376,387,858	87	387,139,686	88

TOTAL	$434,544,152	100	$441,533,887	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 23, 2011)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
NET REVENUES (Note 23)	$47,584,160	100	$45,517,837	100
OPERATING COSTS (Note 23)	25,931,154	54	23,631,415	52

GROSS PROFIT	21,653,006	46	21,886,422	48

OPERATING EXPENSES (Note 23)
Marketing	6,416,336	13	5,791,371	13
General and administrative	871,180	2	817,002	2
Research and development	802,446	2	745,458	1

Total operating expenses	8,089,962	17	7,353,831	16

INCOME FROM OPERATIONS	13,563,044	29	14,532,591	32

NON-OPERATING INCOME AND GAINS
Gain on disposal of property, plant and equipment, net	318,544	1	—	—
Equity in earnings of equity investees, net	165,122	—	215,163	1
Interest income	136,457	—	80,495	—
Gain on disposal of financial instruments, net	36,269	—	55,632	—
Foreign exchange gain, net	—	—	56,192	—
Valuation gain on financial instruments, net	—	—	164	—
Others	28,503	—	41,290	—

Total non-operating income and gains	684,895	1	448,936	1

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net	124,908	—	—	—
Valuation loss on financial instruments, net	39,981	—	—	—
Interest expenses	60	—	6,692	—
Loss on disposal of property, plant and equipment, net	—	—	11,174	—
Others	4,096	—	7,768	—

Total non-operating expenses and losses	169,045	—	25,634	—

INCOME BEFORE INCOME TAX	14,078,894	30	14,955,893	33
INCOME TAX EXPENSES (Notes 2 and 20)	2,244,028	5	2,895,492	7

NET INCOME	$11,834,866	25	$12,060,401	26

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 21)
Basic earnings per share	$1.79	$1.50	$1.54	$1.24

Diluted earnings per share	$1.78	$1.50	$1.54	$1.24

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 23, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,834,866	$12,060,401
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	42,249	113,459
Depreciation and amortization	7,957,692	8,589,578
Amortization of premium of financial assets	13,827	8,114
Valuation loss (gain) on financial instruments, net	39,981	(164)
Gain on disposal of financial instruments, net	(36,269)	(55,632)
Valuation loss on inventories	9,930	43,939
Loss (gain) on disposal of property, plant and equipment, net	(318,544)	11,174
Equity in earnings of equity method investees, net	(165,122)	(215,163)
Deferred income taxes	(34,354)	4,335
Changes in operating assets and liabilities:
Financial assets held for trading	28,268	9,850
Trade notes and accounts receivable	(5,036,388)	973,579
Receivables from related parties	(14,891)	(33,671)
Other current monetary assets	(461,339)	(984,520)
Inventories	1,148	431,865
Other current assets	(1,901,379)	(2,506,685)
Financial liabilities held for trading	6,348	—
Trade notes and accounts payable	(2,179,294)	(2,355,561)
Payables to related parties	(766,702)	150,360
Income tax payable	2,263,236	2,886,166
Accrued expenses	(2,357,526)	(2,806,860)
Other current liabilities	839,252	273,388
Deferred income	(1,019)	25,012
Accrued pension liabilities	43,946	14,885

Net cash provided by operating activities	9,807,916	16,637,849

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	—	(1,600,000)
Proceeds from disposal of available-for-sale financial assets	31,640	10,328,079
Acquisition of held-to-maturity financial assets	(1,978,103)	(2,703,308)
Proceeds from disposal of held-to maturity financial assets	300,000	—
Acquisition of investments accounted for using equity method	(177,176)	—
Capital reduction of equity investees	815,827	—
Acquisition of financial assets carried at cost	(10,120)	—
Acquisition of property, plant and equipment	(4,353,061)	(4,124,333)
Proceeds from disposal of property, plant and equipment	647,717	11,290
Increase in intangible assets	(39,332)	(12,242)
Increase in other assets	(518,242)	(1,898,633)

Net cash provided by (used in) investing activities	(5,280,850)	853

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(59,179)	(85,942)
Increase (decrease) in other liabilities	54,361	(5,202)
Capital reduction	(19,393,617)	(9,696,808)

Net cash used in financing activities	(19,398,435)	(9,787,952)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(14,871,369)	6,850,750
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	84,700,525	68,393,379

CASH AND CASH EQUIVALENTS, END OF PERIOD	$69,829,156	$75,244,129

SUPPLEMENTAL INFORMATION
Interest paid	$60	$14

Income tax paid	$13,147	$4,991

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$3,919,466	$3,041,400
Payables to suppliers	433,595	1,082,933

	$4,353,061	$4,124,333

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 23, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 12, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of March 31, 2011 and 2010, the Company had 24,363 and 24,619 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make certain estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, remuneration to board of directors and supervisors, pension plans and income tax, etc. These estimates and assumptions are inherently uncertain and actual results may differ significantly. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, with subsequently changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate. The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which are the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34. There is no effect on the net income and after-tax basic earnings per share for the three months ended March 31, 2011.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2011	2010
Cash
Cash on hand	$78,202	$84,653
Bank deposits	2,467,304	3,992,315
Negotiable certificate of deposit, annual yield rate - ranging from 0.63%-0.72% and 0.32%-0.38% for 2011 and 2010, respectively	53,250,000	60,400,000

	55,795,506	64,476,968
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.45%-0.49% and 0.19%-0.25% for 2011 and 2010, respectively	14,033,650	10,767,161

	$69,829,156	$75,244,129

As of March 31, 2011 and 2010, foreign deposits in bank were as following:

	March 31
	2011	2010
United States of America - New York (US$485 thousand and US$1,103 thousand for 2011 and 2010, respectively)	$14,253	$35,097

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2011	2010
Derivatives - financial assets
Currency swap contracts	$645	$6,841

Derivatives - financial liabilities
Currency swap contracts	$6,348	$—

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of March 31, 2011 and 2010 were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
March 31, 2011
Currency swap contracts	USD/NTD	2011.04-05	US$	23,000/NT$670,586
	USD/NTD	2011.06	US$	5,000/NT$147,663
March 31, 2010
Currency swap contracts	USD/NTD	2010.04	US$	45,000/NT$1,437,553

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2011 and 2010 were $(5,365) thousand (including realized settlement gain of $34,616 thousand and valuation loss of $39,981 thousand) and $10,014 thousand (including realized settlement gain of $9,850 thousand and valuation gain of $164 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2011	2010
Open-end mutual funds	$1,023,820	$7,720,445
Domestic listed stocks	—	142,717
Real estate investment trust fund	—	39,765

	$1,023,820	$7,902,927

For the three months ended March 31, 2011 and 2010, movements of unrealized gain or loss on financial instruments were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$(20,542)	$(466,803)
Recognized in stockholders’ equity	24,959	(144,937)
Transferred to profit or loss	(1,653)	45,782

Balance, end of period	$2,764	$(565,958)

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2011	2010
Corporate bonds, nominal interest rate ranging from 1.20%-4.75% and 0.77%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 1.00%-2.95% and 0.45%-2.95% for 2011 and 2010, respectively	$10,929,432	$7,226,450
Bank debentures, nominal interest rate ranging from 1.37%-2.11% and 1.87%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-2.45% and 1.14%-2.90% for 2011 and 2010, respectively	1,106,542	498,001

	12,035,974	7,724,451
Less: Current portion	2,062,915	1,600,885

	$9,973,059	$6,123,566

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$2,528,044	$2,774,868
Provision for doubtful accounts	38,728	108,726
Accounts receivable written off	(63,432)	(156,678)

Balance, end of period	$2,503,340	$2,726,916

9.	OTHER MONETARY ASSETS - CURRENT

	March 31
	2011	2010
Accrued custodial receipts from other carriers	$21,119	$387,260
Other receivables	2,531,413	2,364,476

	$2,552,532	$2,751,736

10.	INVENTORIES

	March 31
	2011	2010
Merchandise	$476,734	$366,222
Work in process	632,211	344,496

	$1,108,945	$710,718

The operating costs related to inventories were $2,855,165 thousand (including the valuation loss on inventories of $9,930 thousand) and $2,166,499 thousand (including the valuation loss on inventories of $43,949 thousand) for the three months ended March 31, 2011 and 2010, respectively.

11.	OTHER CURRENT ASSETS

	March 31
	2011	2010
Prepaid expenses	$2,543,218	$2,436,125
Spare parts	2,069,892	1,965,942
Prepaid rents	853,672	879,874
Miscellaneous	255,687	270,622

	$5,722,469	$5,552,563

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Listed
Senao International Co., Ltd. (“SENAO”)	$1,532,126	28	$1,418,947	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,912,155	100	2,915,201	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,932,617	89	1,672,381	89
Chunghwa System Integration Co., Ltd. (“CHSI”)	710,260	100	712,951	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	616,537	100	1,412,966	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	598,205	40	484,630	40
CHIEF Telecom Inc. (“CHIEF”)	552,825	69	465,800	69
Donghwa Telecom Co., Ltd. (“DHT”)	505,001	100	234,932	100
InfoExplorer Co., Ltd. (“IFE”)	248,256	49	265,337	49
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	238,242	30	261,677	30
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	197,959	100	183,688	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	176,400	100	—	100
Skysoft Co., Ltd. (“SKYSOFT”)	98,101	30	89,938	30
Spring House Entertainment Inc. (“SHE”)	87,536	56	60,592	56
Chunghwa Telecom Global, Inc. (“CHTG”)	67,512	100	69,562	100
KingWaytek Technology Co., Ltd. (“KWT”)	63,901	33	66,220	33
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	28,620	30	27,572	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	15,794	100	10,579	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100

	9,049,921		8,934,026

	$10,582,047		$10,352,973

(Concluded)

Chunghwa Telcom Singapore Pte., Ltd. reduces its capital by $815,827 thousand in March 2011. The reduction amount was received by Chunghwa on March 17, 2011.

Chunghwa increased its investment in Donghwa Telecom Co., Ltd. (“DHT”) for $320,740 thousand in August 2010. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

The stockholders of IFE, at the special meeting of stockholders held on February 25, 2011, approved the merger with International Integrated System Inc. and e-ToYou International, Inc. in accordance with Business Mergers and Acquisitions Act. After the merger on April 1, 2011, IFE became the surviving company and International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. The name of the surviving company is “International Integrated System, Inc. (IISI).” Chunghwa decreased its ownership interest in IFE from 49% to 33%.

Chunghwa increased its investment in Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) by $177,176 thousand in March 2011. Prime Asia is operating as an investment company.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) in March 2006, but not on operation stage yet. The holding company is operating as an investment company and Chunghwa has 100% ownership right in an amount of US$1 in the holding company as of March 31, 2011.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of March 31, 2011 and 2010 was $5,533,710 thousand and $3,542,005 thousand, respectively.

The equity in earnings (losses) of equity investees for the three months ended March 31, 2011 and 2010, are based on unreviewed financial statements except the equity in earnings of SENAO.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $9,139,860 thousand and $9,022,021 thousand as of March 31, 2011 and 2010, respectively. The equity in earnings were $64,119 thousand and $136,174 thousand for the three months ended March 31, 2011 and 2010, respectively.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2011		2010
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	7	—	—
RPTI International (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited (“IW”)	31,391	7	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9

	$2,315,474		$2,226,048

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

Chunghwa invested in IW for $10,565 thousand, $10,706 thousand and $10,120 thousand in June 2010, July 2010 and January 2011, respectively. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

The above investments do not have a quoted market price in an active market and fair values cannot be reliably measured; therefore, these investments are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	March 31
	2011	2010
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2011	2010
Cost
Land	$101,401,329	$101,269,357
Land improvements	1,551,988	1,535,066
Buildings	65,726,304	62,646,557
Computer equipment	15,316,104	15,467,600
Telecommunications equipment	655,840,449	656,619,453
Transportation equipment	2,257,745	1,969,062
Miscellaneous equipment	6,883,622	6,989,078

Total cost	848,977,541	846,496,173
Revaluation increment on land	5,762,611	5,800,909

	854,740,152	852,297,082

Accumulated depreciation
Land improvements	1,014,410	965,010
Buildings	18,706,906	17,586,104
Computer equipment	11,772,074	11,833,646
Telecommunications equipment	530,420,186	522,908,897
Transportation equipment	1,523,636	1,742,807
Miscellaneous equipment	5,746,361	5,948,879

	569,183,573	560,985,343

Construction in progress and advances related to acquisition of equipment	11,037,605	13,913,785

Property, plant and equipment, net	$296,594,184	$305,225,524

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of March 31, 2011, the unrealized revaluation increment was decreased to $5,765,148 thousand due to disposal of revaluation assets.

Depreciation on property, plant and equipment for the three months ended March 31, 2011 and 2010 amounted to $7,645,446 thousand and $8,305,538 thousand, respectively. No interest expense was capitalized for the three months ended March 31, 2011 and 2010.

16.	ACCRUED EXPENSES

	March 31
	2011	2010
Accrued salary and compensation	$6,478,016	$5,178,746
Accrued franchise fees	2,719,377	2,745,815
Accrued employees’ bonus and remuneration to directors and supervisors	2,696,375	2,302,868
Other accrued expenses	3,010,861	3,465,771

	$14,904,629	$13,693,200

17.	OTHER CURRENT LIABILITIES

	March 31
	2011	2010
Advances from subscribers	$9,426,850	$6,928,420
Amounts collected in trust for others	1,413,985	1,916,964
Payables to equipment suppliers	1,304,355	1,434,555
Refundable customers’ deposits	1,102,520	1,056,287
Payables to contractors	697,783	1,312,771
Others	2,559,910	2,527,830

	$16,505,403	$15,176,827

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of March 31, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2011, the outstanding ADSs were 647,186 thousand common shares, which equaled approximately 64,719 thousand units and represented 8.34% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a. Exercise their voting rights,

b. Sell their ADSs, and

c. Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2010 earnings of Chunghwa have been resolved by the board of directors on March 29, 2011, and the appropriations and distributions of the 2010 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 as follows:

	Appropriation of Earnings		Dividend Per Share
	2010	2009	2010	2009
Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors resolved by the board of directors on March 29, 2011, were $2,144,074 thousand and $45,044 thousand, respectively. There was no difference between the initial accrual amounts and the amounts resolved by the board of directors of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriation and distribution of 2010 earnings of Chunghwa has not been approved by the stockholders as of the report date. Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa were authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer date of capital reduction was January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

19.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2011
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$2,923,730	$2,090,917	$5,014,647
Insurance	258,680	185,290	443,970
Pension	426,448	289,787	716,235
Other compensation	2,415,208	1,684,558	4,099,766

	$6,024,066	$4,250,552	$10,274,618

Depreciation expense	$7,237,271	$408,175	$7,645,446

Amortization expense	$280,873	$31,373	$312,246

	Three Months Ended March 31, 2010
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$3,018,985	$2,113,514	$5,132,499
Insurance	239,217	165,344	404,561
Pension	416,306	274,057	690,363
Other compensation	2,138,988	1,442,255	3,581,243

	$5,813,496	$3,995,170	$9,808,666

Depreciation expense	$7,890,911	$414,627	$8,305,538

Amortization expense	$245,041	$38,782	$283,823

20.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Three Months Ended March 31
	2011	2010
Income tax expense computed at statutory income tax rate	$2,393,412	$2,991,179
Add (deduct) tax effects of:
Permanent differences	(80,895)	(56,580)
Temporary differences	20,392	9,238
10% undistributed earning tax	46	1,286
Investment tax credits	(55,001)	(57,654)

Income tax payable	$2,277,954	$2,887,469

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2011	2010
Income tax payable	$2,277,954	$2,887,469
Income tax - separated	—	3,688
Income tax - deferred	(34,354)	4,335
Adjustments of prior years’ income tax	428	—

Income tax	$2,244,028	$2,895,492

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, the Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

c.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2011	2010
Current
Provision for doubtful accounts	$225,762	$363,090
Unrealized accrued expense	50,620	62,260
Unrealized foreign exchange loss (gain)	17,873	(22,058)
Valuation loss (gain) on financial instruments, net	969	(9,214)
Others	11,855	23,650

	307,079	417,728
Valuation allowance	(225,762)	(363,090)

Net deferred income tax assets - current	$81,317	$54,638

Noncurrent
Accrued pension cost	$305,970	$339,200
Impairment loss	61,393	60,950
Abandonment of equipment not approved by National Tax Administration	37,562	—

Net deferred income tax assets - noncurrent	$404,925	$400,150

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2011	2010
Balance of Imputation Credit Account (“ICA”)	$4,483,339	$7,438,480

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2010 and 2009 for earnings were 18.77% and 26.49%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e. Undistributed earnings information

As of March 31, 2011 and 2010, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2006 have been examined by the ROC tax authorities.

21.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income

Three months ended March 31, 2011

Basic EPS:
Income attributable to stockholders	$14,078,894	$11,834,866	7,886,737	$1.79	$1.50

Effect of dilutive potential common stock
SENAO’s stock options	(1,685)	(1,685)	—
Employee bonus	—	—	27,383

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$14,077,209	$11,833,181	7,914,120	$1.78	$1.50

Three months ended March 31, 2010

Basic EPS
Income attributable to stockholders	$14,955,893	$12,060,401	9,696,808	$1.54	$1.24

Effect of dilutive potential common stock
SENAO’s stock options	(1,721)	(1,721)	—
Employee bonus	—	—	34,380

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$14,954,172	$12,058,680	9,731,188	$1.54	$1.24

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the three months ended March 31, 2011 and 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2011 and 2010 was due to the effect of potential common stock of stock options by SENAO.

22.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $13,555,483 thousand and $11,489,612 thousand as of March 31, 2011 and 2010, respectively.

Pension costs of Chunghwa were $735,911 thousand ($700,897 thousand subject to defined benefit plan and $35,014 thousand subject to defined contribution plan) and $709,107 thousand ($686,216 thousand subject to defined benefit plan and $22,891 thousand subject to defined contribution plan) for the three months ended March 31, 2011 and 2010, respectively.

23.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF

(Continued)

Company	Relationship

CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF, which completed its liquidation procedure in September 2010
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CIHC
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
InfoExplorer International Co., Ltd. (“IESA”)	Subsidiary of IFE
InfoExplorer (Hong Kong) Co., Ltd. (“IEHK”)	Subsidiary of IESA
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Kingwaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2011		2010
	Amount	%	Amount	%

1) Receivables

Trade notes, accounts receivable and other receivables
SENAO	$319,609	66	$307,263	74
DHT	36,671	8	8,896	2
CHIEF	29,711	6	23,265	6
CHTG	25,206	5	12,199	3
CIYP	20,849	4	20,863	5
SHE	14,167	3	5,601	1
CHSI	12,907	3	8,339	2
So-net	8,735	2	25,321	6
Others	13,458	3	5,142	1

	$481,313	100	$416,889	100

	March 31
	2011		2010
	Amount	%	Amount	%

2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$836,679	52	$1,255,733	63
CHSI	123,751	8	208,299	11
TISE	109,775	7	85,553	5
DHT	61,634	4	38,325	2
CHTG	45,039	3	63,278	3
CHIEF	43,349	3	40,681	2
IFE	30,881	2	3,887	—
CIYP	28,252	2	19,495	1
Others	64,392	3	25,279	1

	1,343,752	84	1,740,530	88

Amounts collected in trust for others
SENAO	235,102	15	240,025	12
SKYSOFT	13,753	1	—	—
Others	5,584	—	4,749	—

	254,439	16	244,774	12

	$1,598,191	100	$1,985,304	100

3) Customers’ deposits

CHSI	$21,566	1	$18,434	1
CHTG	14,429	—	15,189	—
Others	3,844	—	8,082	—

	$39,839	1	$41,705	1

	Three Months Ended March 31
	2011		2010
	Amount	%	Amount	%

4) Revenues

SENAO	$305,409	1	$351,161	1
LED	98,668	—	1,100	—
CHIEF	76,770	—	60,571	—
So-net	42,131	—	78,951	—
DHT	25,753	—	21,416	—
CHTG	24,216	—	12,208	—
CHTS	10,657	—	3,312	—
CHTJ	10,635	—	5,057	—
CHSI	2,098	—	12,509	—
Others	16,738	—	15,160	—

	$613,075	1	$561,445	1

	Three Months Ended March 31
	2011		2010
	Amount	%	Amount	%

5) Operating costs and expenses

SENAO	$1,650,294	5	$1,133,354	4
TISE	94,940	—	88,717	—
CHIEF	74,540	—	72,638	—
CHSI	67,488	—	155,325	1
CHTG	44,907	—	28,450	—
IFE	38,364	—	7,881	—
DHT	15,522	—	35,679	—
SKYSOFT	13,240	—	1,974	—
CHTJ	11,110	—	4,773	—
SHE	7,167	—	15,039	—
CIYP	6,526	—	7,201	—
Others	18,914	—	5,078	—

	$2,043,012	5	$1,556,109	5

6) Acquisition of property, plant and equipment

CHSI	$133,468	3	$71,116	2
TISE	37,639	1	10,986	—
CHTG	6,069	—	16,470	1
Others	—	—	7,380	—

	$177,176	4	$105,952	3

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). The Company has prepaid $3,155,764 thousand which was classified as other assets - others. As of March 31, 2011, the ST-2 satellite is still under construction.

The Company has leased property to LED since April 2010. The leased term is 15 years and the rent is charged monthly. Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions. Gain on disposal of land $13,264 thousand was recognized for the three months ended March 31, 2011.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - other. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2011 in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $116,343 thousand.

b.	Acquisitions of telecommunications equipment of $19,496,992 thousand.

c.	Unused letters of credit of $25,622 thousand.

d.	Contracts to print billing, envelopes and telephone directories of $18,717 thousand.

e.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future leases payments were as follows:

Year	Rental Amount

2011 (from April 1, 2011 to December 31, 2011)	$1,425,358
2012	1,394,445
2013	990,287
2014	795,000
2015 and thereafter	821,772

f.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

g.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that we need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal at the Supreme Court of the Republic of China within the statutory period. The case is under the review process of the Supreme Court of the Republic of China.

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	March 31
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$69,829,156	$69,829,156	$75,244,129	$75,244,129
Financial assets at fair value through profit or loss	645	645	6,841	6,841
Available-for-sale financial assets	1,023,820	1,023,820	7,902,927	7,902,927
Held-to-maturity financial assets - current	2,062,915	2,062,915	1,600,885	1,600,885
Trade notes and accounts receivable, net	17,945,843	17,945,843	9,983,020	9,983,020
Receivables from related parties	481,313	481,313	416,889	416,889
Other current monetary assets	2,552,532	2,552,532	2,751,736	2,751,736
Financial assets carried at cost	2,315,474	—	2,226,048	—
Held-to-maturity financial assets - noncurrent	9,973,059	9,973,059	6,123,566	6,123,566
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,300,964	1,300,964	1,567,448	1,567,448
Liabilities
Financial liabilities at fair value through profit or loss	6,348	6,348	—	—
Trade notes and accounts payable	6,904,997	6,904,997	5,120,399	5,120,399
Payables to related parties	1,598,191	1,598,191	1,985,304	1,985,304
Accrued expenses	14,904,629	14,904,629	13,693,200	13,693,200
Amounts collected in trust for others (included in “other current liabilities”)	1,413,985	1,413,985	1,916,964	1,916,964
Payables to equipment suppliers (included in “other current liabilities”)	1,304,355	1,304,355	1,434,555	1,434,555
Refundable customers’ deposits (included in “other current liabilities”)	1,102,520	1,102,520	1,056,287	1,056,287
Payables to contractors (included in “other current liabilities”)	697,783	697,783	1,312,771	1,312,771
Customers’ deposits	5,788,928	5,788,928	5,841,887	5,841,887

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2011	2010	2011	2010

Assets
Financial assets at fair value through profit or loss	$—	$—	$645	$6,841
Available-for-sale financial assets	1,023,820	7,902,927	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	6,348	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

1)	Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk.

The outstanding forward exchange contracts of SENAO as of March 31, 2011 and 2010 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

March 31, 2011

Forward exchange contract - buy	NTD/USD	2011.4	NT$	347,760/US$11,800

March 31, 2010

Forward exchange contract - buy	NTD/USD	2010.4	NT$	252,927/US$7,958

Outstanding index future contracts of CHI as of March 31, 2011 and 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)

March 31, 2011

TAIEX futures	2011.04	14	NT$	23,788
TAIEX futures	2011.06	12	NT$	21,171
TE futures	2011.04	4	NT$	5,034
TE futures	2011.05	21	NT$	26,504

March 31, 2010

TAIEX futures	2010.04	4	NT$	6,212
TAIEX futures	2010.05	5	NT$	7,884

Net gain of SANEO arising from derivative financial products for the three months ended March 31, 2011 and 2010 were $760 thousand and $51 thousand, respectively.

Net loss of CHI arising from derivative financial products for the three months ended March 31, 2011 and 2010 were $447 thousand and $16 thousand, respectively.

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material. The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

4)	Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsements/guarantees provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 8.

27.	SEGMENT FINANCIAL INFORMATION

Segment information: Please see Table 9.

28.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	March 31
	2011			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$4,480	29.40	$131,723	$32,595	31.82	$1,037,126
EUR	186	41.71	7,754	10,673	42.72	455,972
SGD	9,084	23.34	212,018	—	—	—
Available-for-sale financial assets
USD	34,824	29.40	1,023,820	57,441	31.82	1,827,726
EUR	—	—	—	40,050	42.72	1,710,923
Accounts receivable
USD	138,432	29.40	4,069,898	111,917	31.82	3,561,101
EUR	162	41.71	6,745	67	42.72	2,883
Investments accounted for using equity method
USD	8,296	29.40	243,912	2,186	31.82	69,562
HKD	133,704	3.78	505,001	57,300	4.10	234,932
SGD	26,415	23.34	616,537	62,190	22.72	1,412,966
JPY	44,490	0.36	15,794	31,023	0.34	10,579
VND	175,177,701	0.00136	238,242	162,532,298	0.00161	261,677

Financial liabilities

Monetary items
Payables
USD	103,379	29.40	3,039,349	99,920	31.82	3,179,361
EUR	23,545	41.71	982,081	25,251	42.72	1,078,741
JPY	1,077	0.36	382	1,408	0.34	480
SGD	125	23.34	2,913	24	22.72	548
HKD	1,352	3.78	5,108	93	4.10	382

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Note 3)	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 3)
		Name	Nature of Relationship (Note 2)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,808,224	$2,750,000	$2,750,000	$2,750,000	0.7%	$3,808,224

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.

b.	Majority owned subsidiary.

c.	The Company and subsidiary owns over 50% ownership of the investee company.

d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.

e.	Guaranteed by the Company according to the construction contract.

f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,532,126		28		$5,533,710		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,912,155		100		2,912,400		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,932,617		89		1,989,427		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		710,260		100		648,896		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869		616,537		100		616,537		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		598,205		40		785,490		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		552,825		69		498,606		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590		505,001		100		505,001		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		248,256		49		215,948		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		238,242		30		238,242		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		197,959		100		197,959		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1		176,400		100		176,400		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		98,101		30		58,734		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		87,536		56		71,801		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		67,512		100		84,490		Note 1
		KingWaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		63,901		33		19,851		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429		28,620		30		11,210		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		15,794		100		15,794		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—		—		100		—		Note 2
						(US$	1 dollar	)		(US$	1 dollar	)
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927		1,789,530		12		1,400,221		Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		224,009		Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		8		89,355		Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		76,772		Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—		38,035		7		50,866		Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765		34,500		10		32,705		Note 1
		Innovation Works Limited	—	Financial assets carried at cost	1,000		31,391		7		23,724		Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000		20,000		18		(549)		Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200		—		7		1,050		Note 1

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288		163,912		—		159,604		Note 3
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	418		307,114		—		314,825		Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	$307,246	—	$309,380	Note 3
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)		Available-for-sale financial assets	349	242,784	—	240,011	Note 3

		Bonds NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	502,900	—	502,900	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,818	—	348,818	Note 6
		NAN YA Company 2rd Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,061	—	251,061	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,970	—	251,970	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	241,973	—	241,973	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	102,683	—	102,683	Note 6
		China Steel Corporation 1[s]t Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,386	—	102,386	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	255,690	—	255,690	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	511,335	—	511,335	Note 6
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	206,875	—	206,875	Note 6
		HSBC Bank (Taiwan) Limited 1[s]t Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	606,997	—	606,997	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-A issue in 2010	—	Held-to-maturity financial assets	—	600,553	—	600,553	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture issuing of 2009	—	Held-to-maturity financial assets	—	278,239	—	278,239	Note 6
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	402,169	—	402,169	Note 6
		Taiwan Power Co. 5th Secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	302,109	—	302,109	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds-B Issue in 2006	—	Held-to-maturity financial assets	—	716,049	—	716,049	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds - A Issue in 2009	—	Held-to-maturity financial assets	—	200,785	—	200,785	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,255	—	201,255	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	303,195	—	303,195	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	$201,774	—	$201,774	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,587	—	50,587	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,555	—	299,555	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,925	—	99,925	Note 6
		Taiwan Power Co. 5th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,968	—	149,968	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Taiwan Power Co. 6th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	270,763	—	270,763	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,149	—	150,149	Note 6
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	404,805	—	404,805	Note 6
		Taiwan Power Co. 3[r]d Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,338	—	200,338	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	87,924	—	87,924	Note 6
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,435	—	200,435	Note 6
		NAN YA Company 3[r]d Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,960	—	202,960	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	401,684	—	401,684	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	102,365	—	102,365	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,163	—	51,163	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	709,321	—	709,321	Note 6
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	608,785	—	608,785	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	199,802	—	199,802	Note 6
		China Steel Corporation 2[n]d Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	202,269	—	202,269	Note 6
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,545	—	199,545	Note 6
		Taiwan Power Co. 3rd Secured Bond-B Issue in 2008			—	154,815	—	154,815	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
1	Senao International Co., Ltd.	Stocks Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		$318,933	41		$318,933	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	5,875	(US$	147,886 5,027)	100	(US$	148,711 5,055)	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000	9		12,632	Note 1

		Beneficiary certificates (mutual fund) Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000	—		52,063	Note 3
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	9,149		100,000	—		105,121	Note 3
		Taishin Lucky Money Market	—	Available-for-sale financial assets	4,687		50,000	—		50,056	Note 3
		IBT Bond Fund	—	Available-for-sale financial assets	3,676		50,000	—		50,061	Note 3

2	CHIEF Telecom Inc.	Stocks Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,906	100		1906	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	8,407 286)	100	(US$	8407 286)	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—	2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450	10		6,885	Note 1

3	Chunghwa System Integration Co., Ltd.	Stocks Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	9,124 310)	100	(US$	9,124 310)	Note 1

8	Light Era Development Co., Ltd.	Stocks Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,833,817	100		2,833,817	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	408,944 17,521)	38	(SG$	408,944 17,521)	Note 1

11	InfoExplorer Co., Ltd.	Stocks InfoExplorer International Co., Ltd.	Subsidiary	Investments accounted for using equity method	795	(US$	32,587 1,116)	100	(US$	32,587 1,116)	Note 1
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	9,122 310)	100	(US$	9,122 310)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		125,465	54		125,465	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043		16,226	100		16,226	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		6,479	28		6,479	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—	43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		25,936	4		25,936	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		50,377	—		50,377	Note 4
		Digimax Inc.	—	Financial assets carried at cost	2,000		15,080	4		15,102	Note 1
		Crystal Media Inc.	—	Financial assets carried at cost	1,000		5,630	5		5,719	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000	3		25,382	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	681	$6,133	2	$8,904	Note 7
		UniDisplay Inc.	—	Financial assets carried at cost	4,630	55,450	4	36,361	Note 1
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100	9,858	3	10,319	Note 1
		Taimide Technology Ltd.	—	Financial assets carried at cost	877	18,909	1	38,518	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	9	7,844	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649	29,371	—	29,371	Note 1
		PChome Store Inc.	—	Financial assets carried at cost	325	14,072	3	74,464	Note 7
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800	27,000	8	27,000	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	600	30,000	1	30,000	Note 1
		Tons Lightology Inc.		Financial assets carried at cost	1,050	66,150	—	66,150	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,215	Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,084	—	7,322	Note 7
		Cando Corporation	—	Financial assets carried at cost	262	4,883	—	5,999	Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376	4,938	—	5,256	Note 7
		Huga Optotech Inc.	—	Financial assets carried at cost	415	12,870	—	12,454	Note 7
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	9,135	—	7,111	Note 7
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	14,226	Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,189	—	4,547	Note 7
		Lextar Electronics Corp.	—	Financial assets carried at cost	318	16,243	—	15,154	Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,123	—	6,277	Note 7
		Chia Chang Co., Ltd.	—	Financial assets carried at cost	147	9,366	—	9,102	Note 7
		G-TECH Optoelectronics Corporation		Financial assets carried at cost	15	1,599	—	1,865	Note 7
		Formosa Plastics Corporation	—	Available-for-sale financial assets	21	1,253	—	2,142	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	371	13,576	—	14,506	Note 4
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	51	2,739	—	2,453	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	11	1,035	—	992	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	122	7,042	—	9,026	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	80	2,567	—	2,644	Note 4
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	1,904	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	246	7,391	—	8,634	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,912	—	6,638	Note 4
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	12	904	—	967	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	2,412	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	5,724	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,439	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	4,950	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	40	2,489	—	2,824	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	3,150	Note 4
		Evergreen Marine Corp. (Taiwan) Ltd.	—	Available-for-sale financial assets	100	2,276	—	2,445	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	50	2,396	—	2,142	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	120	1,911	—	1,956	Note 4
		Foxconn Technology Co., Ltd.	—	Available-for-sale financial assets	20	2,228	—	2,240	Note 4
		Taiwan Cement Corp.	—	Available-for-sale financial assets	120	3,757	—	4,260	Note 4
		China Airlines Ltd.	—	Available-for-sale financial assets	190	4,127	—	3,220	Note 4
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	18	2,067	—	1,891	Note 4
		Insyde Software Corp.	—	Available-for-sale financial assets	15	2,218	—	2,527	Note 4
		Swancor Ind, Co., Ltd.	—	Available-for-sale financial assets	43	2,386	—	2,712	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Apex Biotechnology Corp.	—	Available-for-sale financial assets	8	$422	—	$490	Note 4
		Via Techonologies, Inc.	—	Available-for-sale financial assets	96	3,217	—	2,962	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	45	5,735	—	4,112	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	6,816	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	1	96	—	124	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	135	3,930	—	3,955	Note 4
		Pan Jit International Inc.	—	Available-for-sale financial assets	21	670	—	823	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	45	2,523	—	1,955	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	200	4,279	—	4,230	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	46	1,491	—	1,362	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	208	5,245	—	5,366	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	8,248	—	7,488	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	—	24	—	34	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	95	4,932	—	3,617	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	81	6,047	—	4,271	Note 4
		ALi Corporation	—	Available-for-sale financial assets	105	5,634	—	3,817	Note 4
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	3	455	—	244	Note 4
		Acme Electronics Corporation	—	Available-for-sale financial assets	50	3,726	—	7,600	Note 4
		Taiwan PCB Techvest Co., Ltd.		Available-for-sale financial assets	100	4,900	—	3,650	Note 4
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	190	5,724	—	5,311	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	101	1,807	—	1,795	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	11	1,564	—	1,417	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	45	1,918	—	1,625	Note 4
		TPK Holding Co., Ltd.	—	Available-for-sale financial assets	8	1,840	—	6,472	Note 4
		Daxon Technology Inc.	—	Available-for-sale financial assets	217	6,135	—	5,815	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	50	7,850	—	8,532	Note 4
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	30	1,816	—	1,791	Note 4
		Digital China Holdings Limited	—	Available-for-sale financial assets	55	1,671	—	1,499	Note 4
		Gourmet Master Co. Ltd.	—	Available-for-sale financial assets	10	655	—	686	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	16	968	—	746	Note 4
		TXC Corporation	—	Available-for-sale financial assets	155	8,769	—	8,463	Note 4
		Formosa Petrochemical Corp.	—	Available-for-sale financial assets	85	8,013	—	8,203	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	90	6,123	—	6,228	Note 4
		AU Optronics Corp.	—	Available-for-sale financial assets	60	1,845	—	1,542	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	15	3,520	—	3,053	Note 4
		Uni-President Enerprises Corp.	—	Available-for-sale financial assets	130	5,495	—	5,239	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	15	1,676	—	1,403	Note 4
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	120	5,761	—	5,736	Note 4
		eMemory Technology Inc.	—	Available-for-sale financial assets	1	73	—	86	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	150	7,389	—	6,968	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	65	7,971	—	7,573	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	670	22,093	—	22,780	Note 4
		USI Corp.	—	Available-for-sale financial assets	105	4,224	—	4,200	Note 4
		Media Tek Inc.	—	Available-for-sale financial assets	8	2,781	—	2,704	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	25	3,029	—	3,263	Note 4
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	90	1,945	—	1,755	Note 4
		FOCI Fiber Optic Communications Inc.	—	Available-for-sale financial assets	16	677	—	751	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Formosa Laboratories Inc.	—	Available-for-sale financial assets	15	$1,215	—	$1,316	Note 4
		Dukang Distillers Holdings Ltd.	—	Available-for-sale financial assets	120	2,256	—	1,626	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	122	6,350	—	5,934	Note 4
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	366	Note 4
		Oris Tech Co., Ltd.	—	Available-for-sale financial assets	5	201	—	287	Note 4
		Chung-Hsin Electic & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	908	Note 4
		Wistron NeWeb Corp.	—	Available-for-sale financial assets	3	196	—	293	Note 4
		Highwealth Construction Corp.	—	Available-for-sale financial assets	10	549	—	617	Note 4
		Sinopac Financial Holdings Company Ltd.	—	Available-for-sale financial assets	50	696	—	663	Note 4
		Unity Opto Technology Co., Ltd.	—	Available-for-sale financial assets	10	581	—	548	Note 4
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	290	33,383	—	224,942	Note 4

		Beneficiary certificates (mutual) PowerShares QQQ	—	Available-for-sale financial assets	2	2,683	—	3,377	Note 3
		iPath Goldman Sachs Crude Oil Total Return Index ETN	—	Available-for-sale financial assets	5	3,671	—	4,145	Note 3
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	3	4,452	—	4,346	Note 3
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	2	2,764	—	2,752	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	4,283	Note 3
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,733	—	1,632	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,046	—	1,999	Note 3
		Jih Sun Money Market	—	Available-for-sale financial assets	700	9,859	—	9,931	Note 3
		Fuh Hwa You Li Money Market	—	Available-for-sale financial assets	786	10,102	—	10,176	Note 3
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,223	Note 3
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	3,444	35,000	—	35,952	Note 3
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	20,179	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,399	15,000	—	15,236	Note 3
		HSBS Asian High Yield Bond Fund-A	—	Available-for-sale financial assets	300	3,014	—	3,000	Note 3
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	500	5,000	—	4,720	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	2,400	24,000	—	23,951	Note 3
		Capital Asean Fund	—	Available-for-sale financial assets	500	5,000	—	5,000	Note 3
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	950	10,382	—	12,396	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	997	10,053	—	9,676	Note 3
		KGI EM Trend ETF Fund of Funds	—	Available-for-sale financial assets	1,500	15,000	—	14,985	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,800	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Found of Founds	—	Available-for-sale financial assets	870	11,621	—	11,487	Note 3

		Bonds Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	—	50,915	—	51,167	Note 4
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	—	50,569	—	50,737	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value

		Convertible bonds Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17		$1,815	—		$1,987	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,351	—		4,276	Note 4
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50		5,000	—		5,140	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000	—		5,400	Note 4
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10		1,000	—		1,300	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008	—		4,076	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500	—		1,499	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85		8,500	—		9,554	Note 4
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	35		4,974	—		4,427	Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	120		12,088	—		12,114	Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	100		10,100	—		10,070	Note 4
		Synnex Technology International Corporation 2nd Unsecured Covertiable Bond Issue	—	Financial assets at fair value through profit or loss	100		10,020	—		10,200	Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	85		8,500	—		8,755	Note 4

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	11,828 402)	100	(US$	11,828 402)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Subsidiary	Investments accounted for using equity method	5,180	(US$	138,875 4,721)	100	(US$	138,875 4,721)	Note 8
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	(US$	19,767 672)	45	(US$	19,767 672)	Note 1

23	Senao International HK Limited	Stocks Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	26,986 917)	100	(US$	26,986 917)	Note 8
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	56,102 1,907)	100	(US$	56,102 1,907)	Note 8
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	28,123 956)	100	(US$	28,123 956)	Note 8

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value

24	Chunghwa Investment Holding Co., Ltd.	Stocks CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	$ (US$	6,315 215)	100	$ (US$	6,315 215)	Note 1

26	CHI One Investment Co., Limited	Stocks Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	(US$	5,795 197)	49	(US$	5,795 197)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	1	(US$	176,400 6,000)	100	(US$	176,400 6,000)	Note 1

28	InfoExplorer International Co., Ltd.	Stocks InfoExplorer (Hong Kong) Co., Limited	Subsidiary	Investments accounted for using equity method	780	(US$	32,149 1,101)	100	(US$	32,149 1,101)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	(US$	176,400 6,000)	100	(US$	176,400 6,000)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not on yet begun operation as of March 31,2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 3:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on March 31, 2011.

Note 4:	Market value was based on the closing price of March 31, 2011.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	Market value of emerging stock was based on the average trading price on March 31, 2011.

Note 8:	The net asset values of investees were based on reviewed financial statements.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks Prime Asia Investments Group Ltd..	Investments accounted for using equity method	—	Subsidiary			$—	1		$177,176	—	$—	$—	$—	1		$176,400 (Note 3)

		Bonds Taiwan Power Co. 3rd secured Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		150,000 (Note 2)	—	—	—	—	—		150,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	Held-to-maturity financial assets	—	—	—		—	—		400,000 (Note 2)	—	—	—	—	—		400,000 (Note 2)
		China Steel Corporation 2[n]d Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Taiwan Power Company 4th Secured Corporate Bond-A Issue In 2010	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Hon Hai Precision Industry Co., Ltd. First Debenture issuing of 2009	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture - D Issue in 2011	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		—

1	Senao International Co., Ltd.	Stocks Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	(US$	27,452 875)	5,000	(US$	146,758 5,000)	—	—	—	—	5,875	(US$	174,210 5,875 (Note 4	) )

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	(US$	5,647 180)	5,000	(US$	146,758 5,000)	—	—	—	—	5,180	(US$	152,405 5,180 (Note 4	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	Stated at it is nominal amounts.

Note 3:	The ending balance includes cumulative transaction adjustments.

Note 4:	Stated at its original investment amounts.

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter- party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms
Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 will be collected upon land delivery	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of Internet Data Center (IDC) clients	In accordance with land valuation report and mutual agreement	$4,090 of land value incremental tax will be paid by Chunghwa.

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction(Note 2)		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$305,409 (Note 4)	1	30 days	—	—	$116,472 (Note 5)		2
				Purchase	1,650,294 (Note 3)	5	30-90 days	—	—	(836,679 (Note 6	) )	(10)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,635,677 (Note 3)	27	30-90 days	—	—	825,482 (Note 6)		45
				Purchase	294,176 (Note 4)	5	30 days	—	—	(111,163 (Note 5	) )	(6)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	208,137 (Note 7)	75	30 days	—	—	123,751		63

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables.

Note 7:	The difference was because Chunghwa classified the amount as part of inventories, property, plant and equipment, and intangible assets.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$319,609	12.01	$—	—	$1,177	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,071,781	7.99	—	—	—	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	123,751	2.15	—	—	19,020	—

Note:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2011			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					March 31, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,532,126	$391,999	$103,813	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,912,155	(59,199)	(59,319)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,932,617	38,589	34,217	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	710,260	(1,058)	6,844	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	1,389,939	61,869	100	616,537	4,650	4,650	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	598,205	96,438	41,846	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	552,825	40,594	28,808	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	522,003	129,590	100	505,001	(14,854)	(14,854)	Subsidiary
		InfoExplorer Co., Ltd.	Banqiao, New Taipei City	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	49	248,256	(36,222)	(18,203)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	238,242	33,641	10,096	Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	197,959	10,497	10,497	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	177,176	—	—	100	176,400	—	—	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	98,101	11,108	3,332	Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	87,536	10,090	5,654	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	67,512	2,546	2,984	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	63,901	(3,254)	(2,476)	Equity-method investee
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	28,620	11,236	3,422	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	15,794	3,811	3,811	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2011				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou, New Taipei City	Telecommunication facilities manufactures and sales		$206,190		$206,190	16,824	41		$318,933		$24,247			$9,944		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	(US$	174,210 5,875)	(US$	27,452 875)	5,875	100	(US$	147,886 5,027)	(US$	(22,041) (752))		(US$	(22,241 (760 (Note 4	) )) )	Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		2,000		2,000	200	100		1,906		(31)			(31)		Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	8,407 286)	(US$	365 12)		(US$	365 12)		Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100	(US$	9,124 310)	(US$	(1,560) (53))		(US$	(1,560 (53	) ))	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		2,793,667	83,290	100		2,833,817		13,697			13,697		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	408,944 17,521)	(SG$	(13,422) (580))		(SG$	(3,118 (136	) ))	Equity-method investee

11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	(US$	34,821 1,116)	(US$	25,383 795)	795	100	(US$	32,587 1,116)		—			—		Subsidiary

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	110,317	54		125,465		2,640			1,419		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Brunei	General investment	(US$	34,483 1,043)	(US$	34,483 1,043)	1,043	100	(US$	16,226 621)	(US$	(2,037) (69))		(US$	(2,037 (69	) ))	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		6,479		11,625			2,603		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		—			—		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		25,936		40,594			1,486		Equity-method investee
		Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products		49,731		49,731	1,001	—		50,377		391,999			1,061		Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100	(US$	9,122 310)	(US$	(1,560 (53	) ))	(US$	(1,560 (53	) ))	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business	(US$	152,405 5,180)	(US$	5,647 180)	5,180	100	(US$	138,875 4,721)	(US$	(12,564 (429	) ))	(US$	(12,564 (429	) ))	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	(US$	21,177 675)	(US$	21,177 675)	5,240	45	(US$	19,767 672)	(US$	385 13)		(US$	173 6)		Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,483 493)	(US$	14,483 493)	3,500	100	(US$	6,315 215)	(US$	(2,058 (70	) ))	(US$	(2,058 (70)))		Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	(US$	13,862 431)	(US$	13,862 431)	—	49	(US$	5,795 197)	(US$	(4,190) (143))		(US$	(2,036 (70	) ))	Equity-method investee

28	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	(US$	34,342 1,101)	(US$	24,904 780)	780	100	(US$	32,149 1,101)		—			—		Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,636 400)	(US$	12,636 400)	400	100	(US$	11,828 402)	(US$	(204) (7))		(US$	(204 (7	) ))	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount			Balance as of March 31, 2011				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2011		December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	$ (US$	29,328 1,000)	$—	—	100	$ (US$	26,986 917)	$ (US$	(2,443 (83	) ))	$ (US$	(2,443 (83	) ))	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd	China	Information technology services and sale of communication products	(US$	58,674 2,000)	—	—	100	(US$	56,102 1,907)	(US$	(2,773 (95	) ))	(US$	(2,773 (95	) ))	Subsidiary
		Senao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	(US$	29,337 1,000)	—	—	100	(US$	28,123 956)	(US$	(1,336 (46	) ))	(US$	(1,336 (46	) ))	Subsidiary

27	Prime Asia Investments Group, Ltd. ( B.V.I. )	Chunghwa Hsingta Company Ltd.	Hong Kong	General investment	(US$	177,176 6,000)	—	—	100	(US$	176,400 6,000)		—			—		Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Energy conserving and providing installation, design and maintenance services	(US$	177,176 6,000)	—	—	100	(US$	176,400 6,000)		—			—		Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except the equity in earnings of Senao International Co., Ltd. and its subsidiaries.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of March 31, 2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:	The equity in net income (loss) of investees was based on unreviewed financial statements. The recognized loss 22,041 thousand sums up the unrealized gain 200 thousand from the company to equity method investees wherein Chunghwa exercises significant influence over these equity investees.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of US Dollars)

	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2011		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2011		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)		Carrying Value as of March 31, 2011		Accumulated Inward Remittance of Earnings as of March 31, 2011
Investee							Outflow		Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	31,973 1,010)	Note 1	$ (US$	31,973 500)		$—	$—	$ (US$	31,973 1,010)	100%	$ (US$	(1,560) (53))	$ (US$	9,122 310)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer Services and platform rental activities	(US$	28,282 880)	Note 1	(US$	13,862 431)		—	—	(US$	13,862 431)	49%	(US$	(2,058) (70))	(US$	5,792 197)	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	(US$	29,328 1,000)	Note 1		—	(US$	29,328 1,000)	—	(US$	29,328 1,000)	100%	(US$	(2,443) (83))	(US$	26,986 917)	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	(US$	58,674 2,000)	Note 1		—	(US$	58,674 2,000)	—	(US$	58,674 2,000)	100%	(US$	(2,773) (95))	(US$	56,102 1,907)	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	(US$	29,337 1,000)	Note 1		—	(US$	29,337 1,000)	—	(US$	29,337 1,000)	100%	(US$	(1,336) (46))	(US$	28,123 956)	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	(US$	177,176 6,000)	Note 1		—	(US$	177,176 6,000)	—	(US$	177,176 6,000)	100%		—		—	—

Accumulated Investment in Mainland China as of March 31, 2011		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	31,973 1,010)	$ (US$	48,169 1,500)	$393,918 (Note 3)
(US$	13,862 431)	(US$	79,882 2,500)	1,403,169 (Note 4)
(US$	117,339 4,000)	(US$	264,762 9,000)	3,069,089 (Note 5)
(US$	177,176 6,000)	(US$	177,176 6,000)	228,500,359 (Note 6)

Note 1:	Investments were through an holding company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao International Co., Ltd. was calculated based on the reviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Three months ended March 31, 2011

Revenues from external customers	$19,336,102	$18,578,504	$5,840,959	$3,773,656	$54,939	$—	$47,584,160

Intersegment revenues (Note 2)	$3,590,585	$1,433,852	$360,548	$345,740	$190	$(5,730,915)	$—

Segment income before tax	$5,717,609	$5,915,500	$2,621,221	$290,894	$(466,330)	$—	$14,078,894

Total assets	$226,862,394	$58,666,780	$16,236,270	$21,418,861	$111,359,847	$—	$434,544,152

Three months ended March 31, 2010

Revenues from external customers	$17,244,610	$18,743,016	$5,664,097	$3,818,615	$47,499	$—	$45,517,837

Intersegment revenues (Note 2)	$3,377,318	$500,296	$212,826	$343,853	$112	$(4,434,405)	$—

Segment income before tax	$4,733,316	$7,221,163	$2,482,038	$771,387	$(252,011)	$—	$14,955,893

Total assets	$230,603,301	$58,204,872	$15,717,103	$19,532,710	$117,475,901	$—	$441,533,887

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had six operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations and (f) all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009.

Note 4:	According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles: The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises. However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

Exhibit 3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2011 and 2010 and

Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2011 and 2010, and the related consolidated statements of income and cash flows for the three months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As discussed in Note 2 to the consolidated financial statements, the financial statements of certain subsidiaries as of and for the three months ended March 31, 2011 and 2010 have not been reviewed. The total assets of these subsidiaries were 3.43% (NT$15,290,879 thousand) and 3.18% (NT$14,297,272 thousand), and the total liabilities of these subsidiaries were 9.96% (NT$6,450,737 thousand) and 9.86% (NT$5,775,159 thousand), of the related consolidated amounts as of March 31, 2011 and 2010, respectively. The total revenues of these subsidiaries were 2.02% (NT$1,058,007 thousand) and 1.60% (NT$792,365 thousand) of the related consolidated revenues for the three months ended March 31, 2011 and 2010, respectively, and their net losses were NT$8,788 thousand and NT$104,358 thousand for the three months ended March 31, 2011 and 2010, respectively. Further, as discussed in Note 12 to the consolidated financial statements, the financial statements of all equity method investees as of and for the three months ended March 31, 2011 and 2010 have not been reviewed. The aggregate carrying values of these equity method investees were NT$1,786,162 thousand and NT$1,676,145 thousand as of March 31, 2011 and 2010, respectively, and the equity in earnings of these equity method investees were NT$63,587 thousand and NT$63,211 thousand for the three months ended March 31, 2011 and 2010, respectively.

Based on our reviews, except for the effects of such adjustments, if any, as might have been determined to be necessary had we reviewed financial statements of certain subsidiaries and equity method investees referred to in the preceding paragraph, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 23, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$75,002,169	17	$79,193,038	18
Financial assets at fair value through profit or loss (Notes 2 and 5)	79,443	—	46,000	—
Available-for-sale financial assets (Notes 2 and 6)	2,162,591	1	8,696,908	2
Held-to-maturity financial assets (Notes 2 and 7)	2,062,915	—	1,600,885	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,526,507 in 2011 and $2,740,974 in 2010 (Notes 2 and 8)	19,530,851	4	10,970,886	2
Receivables from related parties (Note 28)	26,881	—	633,979	—
Other monetary assets (Note 9)	2,637,635	1	2,821,815	1
Inventories (Notes 2, 10 and 21)	5,735,456	1	4,033,372	1
Deferred income tax assets (Notes 2 and 25)	125,313	—	100,645	—
Restricted assets (Notes 21, 29 and 30)	39,005	—	127,400	—
Other current assets (Notes 10, 11, 21 and 28)	6,639,790	2	6,177,067	1

Total current assets	114,042,049	26	114,401,995	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,786,162	—	1,676,145	1
Financial assets carried at cost (Notes 2 and 13)	2,739,335	1	2,544,329	1
Held-to-maturity financial assets (Notes 2 and 7)	9,973,059	2	6,123,566	1
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investments	15,498,556	3	11,344,040	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10, 15, 28 and 29)
Cost
Land	103,828,369	23	103,794,563	23
Land improvements	1,551,988	—	1,535,066	—
Buildings	67,450,256	15	64,436,348	14
Computer equipment	15,936,481	4	16,170,715	4
Telecommunications equipment	657,319,135	148	658,000,801	146
Transportation equipment	2,258,925	—	1,970,242	1
Miscellaneous equipment	7,087,675	2	7,172,483	2

Total cost	855,432,829	192	853,080,218	190
Revaluation increment on land	5,762,611	1	5,800,909	1

	861,195,440	193	858,881,127	191
Less: Accumulated depreciation	570,644,684	128	562,244,879	125

	290,550,756	65	296,636,248	66
Construction in progress and advances related to acquisition of equipment	11,161,809	3	13,902,299	3

Property, plant and equipment, net	301,712,565	68	310,538,547	69

INTANGIBLE ASSETS (Note 2)
3G concession	5,801,718	1	6,555,008	2
Goodwill	283,054	—	283,054	—
Others	563,892	—	535,640	—

Total intangible assets	6,648,664	1	7,373,702	2

OTHER ASSETS
Leased assets	408,645	—	276,220	—
Idle assets (Note 2)	901,818	—	956,459	—
Refundable deposits (Note 28)	1,380,145	1	1,689,559	—
Deferred income tax assets (Notes 2 and 25)	499,527	—	487,916	—
Restricted assets (Note 29)	63,439	—	82,726	—
Others (Note 28)	4,417,941	1	2,522,572	1

Total other assets	7,671,515	2	6,015,452	1

TOTAL	$445,573,349	100	$449,673,736	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$115,000	—	$3,499,000	1
Short-term bills payable (Note 17)	29,977	—	—	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	7,589	—	163	—
Trade notes and accounts payable (Note 21)	9,183,150	2	6,492,908	1
Payables to related parties (Note 28)	158,122	—	99,473	—
Income tax payable (Notes 2 and 25)	6,930,237	2	7,274,077	2
Accrued expenses (Note 18)	15,890,445	4	14,335,874	3
Current portion of long-term loans (Note 20)	306,802	—	115,113	—
Other current liabilities (Notes 2, 19, 21 and 28)	18,719,272	4	16,481,801	4

Total current liabilities	51,340,594	12	48,298,409	11

NONCURRENT LIABILITIES
Long-term loans (Note 20)	3,123,141	1	194,035	—
Deferred income (Note 2)	2,587,891	—	2,508,776	—

Total noncurrent liabilities	5,711,032	1	2,702,811	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,334,341	—	1,231,671	—
Customers’ deposits (Note 28)	5,834,716	2	5,933,285	2
Others	423,749	—	331,891	—

Total other liabilities	7,592,806	2	7,496,847	2

Total liabilities	64,739,418	15	58,593,053	13

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2011 and 9,696,808 thousand shares in 2010	77,574,465	17	96,968,082	21

Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	10,675	—	3,252	—

Total additional paid-in capital	169,520,134	38	169,512,711	38

Retained earnings
Legal reserve	61,361,255	14	56,987,241	13
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	59,450,673	13	55,810,363	12

Total retained earnings	123,487,822	28	115,473,498	26

Other adjustments
Cumulative translation adjustments	(87,526)	—	(8,946)	—
Unrecognized net loss of pension	(40,182)	—	(44,105)	—
Unrealized gain (loss) on financial instruments	167,997	—	(565,000)	—
Unrealized revaluation increment	5,765,148	1	5,803,446	1

Total other adjustments	5,805,437	1	5,185,395	1

Total equity attributable to stockholders of the parent	376,387,858	84	387,139,686	86

MINORITY INTERESTS IN SUBSIDIARIES	4,446,073	1	3,940,997	1

Total stockholders’ equity	380,833,931	85	391,080,683	87

TOTAL	$445,573,349	100	$449,673,736	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 23, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%

NET REVENUES (Note 28)	$52,475,031	100	$49,615,417	100

OPERATING COSTS (Note 28)	31,243,436	60	27,791,822	56

GROSS PROFIT	21,231,595	40	21,823,595	44

OPERATING EXPENSES (Note 28)
Marketing	5,465,668	10	5,211,979	10
General and administrative	994,778	2	979,905	2
Research and development	826,942	2	755,949	2

Total operating expenses	7,287,388	14	6,947,833	14

INCOME FROM OPERATIONS	13,944,207	26	14,875,762	30

NON-OPERATING INCOME AND GAINS (Note 28)
Gain on disposal of property, plant and equipment, net	318,479	1	—	—
Interest income	141,401	—	93,142	—
Gain on disposal of financial instruments, net	86,786	—	112,946	1
Equity in earnings of equity method investees, net	63,587	—	63,211	—
Foreign exchange gain, net	—	—	56,496	—
Others	55,810	—	76,271	—

Total non-operating income and gains	666,063	1	402,066	1

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net	114,526	—	—	—
Valuation loss on financial instruments, net	42,721	—	690	—
Interest expense	8,633	—	11,911	—
Loss on disposal of property, plant and equipment, net	—	—	11,206	—
Others	7,970	—	12,299	—

Total non-operating expenses and losses	173,850	—	36,106	—

INCOME BEFORE INCOME TAX	14,436,420	27	15,241,722	31

INCOME TAX EXPENSE (Notes 2 and 25)	2,318,990	4	2,969,329	6

CONSOLIDATED NET INCOME	$12,117,430	23	$12,272,393	25

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	2011		2010
	Amount	%	Amount	%

ATTRIBUTABLE TO
Stockholders of the parent	$11,834,866	23	$12,060,401	24
Minority interests	282,564	—	211,992	1

	$12,117,430	23	$12,272,393	25

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$1.79	$1.50	$1.54	$1.24

Diluted earnings per share	$1.78	$1.50	$1.54	$1.24

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 23, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$12,117,430	$12,272,393
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	42,539	114,228
Depreciation and amortization	8,062,708	8,690,394
Amortization of premium of financial assets	14,086	8,360
Gain on disposal of financial instruments, net	(86,786)	(112,946)
Valuation loss on financial instruments, net	42,721	690
Valuation loss on inventory	43,187	53,991
Loss (gain) on disposal of property, plant and equipment, net	(318,479)	11,206
Equity in earnings of equity method investees, net	(63,587)	(63,211)
Deferred income taxes	(61,699)	1,319
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	28,523	9,022
Financial liabilities held for trading	6,485	96
Trade notes and accounts receivable	(5,138,402)	886,743
Receivables from related parties	486,244	(21,437)
Other monetary assets	(490,922)	(975,359)
Inventories	(1,210,120)	(38,950)
Other current assets	(1,969,087)	(2,737,447)
Increase (decrease) in:
Trade notes and accounts payable	(2,670,970)	(2,781,074)
Payables to related parties	(366,323)	(159,587)
Income tax payable	2,360,272	2,962,471
Accrued expenses	(2,511,269)	(3,100,584)
Other current liabilities	1,367,196	632,374
Deferred income	(1,019)	24,452
Accrued pension liabilities	43,109	14,535

Net cash provided by operating activities	9,725,837	15,691,679

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(58,233)	(6,008)
Proceeds from disposal of designated financial assets at fair value through profit or loss	22,323	—
Acquisition of available-for-sale financial assets	(340,946)	(1,811,911)
Proceeds from disposal of available-for-sale financial assets	414,786	10,587,747
Acquisition of held-to-maturity financial assets	(1,978,103)	(2,703,308)
Proceeds from disposal of held-to-maturity financial assets	300,000	—
Acquisition of financial assets carried at cost	(19,264)	(58,869)
Proceeds from disposal of financial assets carried at cost	6,979	99,308

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	2011	2010

Acquisition of property, plant and equipment	$(4,376,298)	$(4,167,116)
Proceeds from disposal of property, plant and equipment	647,721	26,378
Increase in intangible assets	(40,372)	(14,332)
Decrease in restricted assets	3,803	3
Increase in other assets	(609,128)	(1,890,068)

Net cash provided by (used in) investing activities	(6,026,732)	61,824

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	—	2,736,000
Decrease in short term bill payable	(199,919)	—
Repayment of long-term loans	(27,211)	(29,285)
Decrease in customers’ deposits	(65,027)	(85,082)
Increase in other liabilities	53,659	24,926
Capital reduction	(19,393,617)	(9,696,808)
Proceeds from exercise of employee stock option granted by subsidiary	44,232	25,375
Acquisition of additional interests in subsidiary	—	(28,040)

Net cash used in financing activities	(19,587,883)	(7,052,914)

EFFECT OF EXCHANGE RATE CHANGES	15,725	(3,060)

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	—	(2,763,981)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,873,053)	5,933,548

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	90,875,222	73,259,490

CASH AND CASH EQUIVALENTS, END OF PERIOD	$75,002,169	$79,193,038

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$13,537	$3,396

Income tax paid	$15,595	$5,290

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$233,545	$39,730

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$3,938,098	$3,069,735
Payables to suppliers	438,420	1,097,678
Prepayments for equipment	(220)	(297)

	$4,376,298	$4,167,116

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated April 23, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.

Senao International (Samoa) Holding Ltd. (“SIS”) was established by SENAO in 2009. SIS engages mainly in international investment activities.

Senao International HK Limited (“SIHK”) was established by SIS in 2009. SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011. STF engages mainly in sale of information and communication technology services.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011. SITS engages mainly in sale of information and communication technology services.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011. SITJ engages mainly in sale of information and communication technology services.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment activities.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

InfoExplorer International Co., Ltd. (“IESA”) was established by IFE in 2010. IESA will engage mainly in international investment activities.

InfoExplorer (Hong Kong) Co., Limited (“IEHK”) was established by IESA in 2010. IEHK will engage mainly in international investment activities.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. CHI was equity-method investee of the parent company. Chunghwa acquired over 50% shares of CHI on September, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010. CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Co., Ltd. (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (“COI”) was established by CIHC in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006. The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of March 31, 2011.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006. This holding company is operating as investment company.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in 2010. CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011. CTC engages mainly in energy conserving and providing services of planning, design, and intergration of information systems.

As of March 31, 2011 and 2010, the Company had 28,243 and 27,933 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2011:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the three months ended March 31, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC and CTC. The consolidated financial statements for the three months ended March 31, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

The financial statements as of and for the three months ended March 31, 2011 and 2010 of the following subsidiaries have not been reviewed: CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, and CTC, as of and for the three months ended March 31, 2011. SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia, as of and for the three months ended March 31, 2010. The total assets of these subsidiaries were 3.43% ($15,290,879 thousand) and 3.18% ($14,297,272 thousand), and the total liabilities of these subsidiaries were 9.96% ($6,450,737 thousand) and 9.86% ($5,775,159 thousand), of the related consolidated amounts as of March 31, 2011 and 2010, respectively. The total revenues of these subsidiaries were 2.02% ($1,058,007 thousand) and 1.60% ($792,365 thousand) of the related consolidated revenues for the three months ended March 31, 2011 and 2010, respectively, and their net losses were $8,788 thousand and $104,358 thousand for the three months ended March 31, 2011 and 2010, respectively.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks and real estate investment trust fund—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used to recalculate cost per share. The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit and loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate. The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before the construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayment for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers. Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements—10 to 30 years; buildings—5 to 60 years; computer equipment—2 to 15 years; telecommunication equipment—2 to 30 years; transportation equipment—3 to 10 years; and miscellaneous equipment—2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G concession, computer software, patents and goodwill.

The 3G concession is valid through December 31, 2018. The 3G concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34. There is no effect on the consolidated net income and after-tax basic earnings per share for the three months ended March 31, 2011.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2011	2010
Cash
Cash on hand	$188,523	$579,273
Bank deposits	6,664,255	7,097,350
Negotiable certificate of deposit, annual yield rate—ranging from 0.63%-0.72% and 0.32%-0.38% for 2011 and 2010, respectively.	53,250,000	60,400,000

	60,102,778	68,076,623
Cash equivalents
Commercial paper, annual yield rate - ranging from 0.45%-0.57% and 0.19%-0.27% for 2011 and 2010, respectively.	14,899,391	11,116,415

	$75,002,169	$79,193,038

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2011	2010
Derivatives—financial assets
Currency swap contracts	$645	$6,841
Forward exchange contracts	—	329

Designated financial assets at fair value through profit or loss	645	7,170
Convertible bonds	78,798	38,830

	$79,443	$46,000

Derivatives—financial liabilities
Currency swap contracts	$6,348	$—
Forward exchange contracts	760	51
Index future contracts	481	112

	$7,589	$163

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of March 31, 2011 and 2010:

	Currency	Maturity Period	Contract Amount (In Thousands)
March 31, 2011
Currency swap contracts	USD/NTD	2011.04-05	USD23,000/NTD670,586
Currency swap contracts	USD/NTD	2011.06	USD5,000/NTD147,663
Forward exchange contracts—buy	NTD/USD	2011.04	NTD347,760/USD11,800

March 31, 2010
Currency swap contracts	USD/NTD	2010.04	USD45,000/NTD1,437,533
Forward exchange contracts—buy	NTD/USD	2010.04	NTD252,927/USD 7,958

Outstanding index future contracts on March 31, 2011 and 2010 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
March 31, 2011
TAIEX Futures	2011.04	14	NTD 23,788
TAIEX Futures	2011.06	12	NTD 21,171
Electronic Sector Index Futures	2011.04	4	NTD 5,034
Electronic Sector Index Futures	2011.05	21	NTD 26,504

March 31, 2010
TAIEX Futures	2010.04	4	NTD 6,212
TAIEX Futures	2010.05	5	NTD 7,884

As of March 31, 2011 and 2010, the deposits paid for index future contracts were $2,914 thousand and $693 thousand, respectively.

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the three months ended March 31, 2011 and 2010 were $(6,506) thousand (including realized settlement gain of $36,215 thousand and valuation loss of $42,721 thousand) and $12,005 thousand (including realized settlement gain of $11,892 thousand and valuation gain of $113 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2011	2010
Open-end mutual funds	$1,540,837	$8,141,335
Domestic listed stocks	519,850	412,731
Corporate bonds	101,904	103,077
Real estate investment trust fund	—	39,765

	$2,162,591	$8,696,908

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$176,048	$(447,129)
Recognized in stockholders’ equity	(6,398)	(163,653)
Transferred to profit or loss	(1,653)	45,782

Balance, end of period	$167,997	$(565,000)

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2011	2010
Corporate bonds, nominal interest rate ranging from 1.20%-4.75% and 0.77%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 1.00%-2.95% and 0.45%-2.95% for 2011 and 2010, respectively	$10,929,432	$7,226,450
Bank debentures, nominal interest rate ranging from 1.37%-2.11% and 1.87%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-2.45% and 1.14%-2.90% for 2011 and 2010, respectively	1,106,542	498,001

	12,035,974	7,724,451
Less: Current portion	2,062,915	1,600,885

	$9,973,059	$6,123,566

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$2,551,464	$2,798,679
Provision for doubtful accounts	39,018	109,291
Accounts receivable written off	(63,975)	(166,996)

Balance, end of period	$2,526,507	$2,740,974

9.	OTHER MONETARY ASSETS—CURRENT

	March 31
	2011	2010
Accrued custodial receipts from other carriers	$21,119	$387,260
Other receivables	2,616,516	2,434,555

	$2,637,635	$2,821,815

10.	INVENTORIES

	March 31
	2011	2010
Merchandise	$2,988,868	$2,050,678
Work in process	1,001,360	662,357

	3,990,228	2,713,035
Land available for sale	738,633	—
Land held under development	499,045	1,040,464
Construction in progress	471,734	—
Land held for development	35,816	278,703
Prepayment for construction	—	1,170

	$5,735,456	$4,033,372

The operating costs related to inventories were $7,306,973 thousand (including valuation loss on inventories of $43,187 thousand) and $6,367,771 thousand (including valuation loss on inventories of $53,991 thousand) for the three months ended March 31, 2011 and 2010, respectively.

Land available for sale on March 31, 2011 was for Wan-Xi and Li-Shui (B) projects.

Land held under development on March 31, 2011 was for Guang-Diang, Li-Shui (A), and Covent projects. Guang-Diang and Li-Shui (A) projects are expected to be completed in 2012. Covent Project is expected to be completed in 2011.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method. The related information were as follows (in thousands):

				Construction in Progress			Deferred Marketing Expenses (Classified as	Advance From Land and Building (Classified as
	Contract Price	Estimated Construction Cost	Land Held Under Development	Construction Cost	Recognized Cumulative Gain	Total	Other Current Assets)	Other Current Liabilities)	Percentage of Completion	Expected Year of Completion
March 31, 2011
Percentage of completion method Guang-Diang Project	$983,129	$554,270	$64,987	$212,120	$256,254	$468,374	$32,206	$156,204	56%	2012

Land held under development in March, 2010 was for Guang-Diang, Li-Shui (B), and Wan-Xi projects. Guang-Diang project is expected to be completed in 2012. Li-Shui (B) amd Wan-Xi projects were completed on March 31, 2011 and reclassified as land available for sale.

11.	OTHER CURRENT ASSETS

	March 31
	2011	2010
Prepaid expenses	$3,029,591	$2,580,583
Spare parts	2,069,892	1,965,942
Prepaid rents	857,530	882,008
Miscellaneous	682,777	748,534

	$6,639,790	$6,177,067

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$598,205	40	$484,630	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	408,944	38	408,321	38
Senao Networks, Inc. (“SNI”)	318,933	41	306,391	41
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	238,242	30	261,677	30
Skysoft Co., Ltd. (“SKYSOFT”)	98,101	30	89,938	30
Kingwaytek Technology Co., Ltd. (“KWT”)	63,901	33	66,220	33
So-net Entertainment Co., Ltd. (“So-net”)	28,620	30	27,572	30
Hsingta Company Ltd. (“Hshingta”)	18,942	45	—	—
Tatung Technology Inc.	6,479	28	31,396	28
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	5,795	49	—	—
PandaMonium Company Ltd.	—	43	—	43

	$1,786,162		$1,676,145

SIS invested in HopeTech on September 2010 by investing $21,177 thousand cash to acquire 45% of its shares. HopeTech engages mainly in information technology services and sale of communication products.

COI established Sertec with Xiamen Information Investment Co., Ltd. in 2010, by investing $13,862 thousand cash and held 49% ownership of Sertec. Sertec engages mainly in customer service and platform rental activities.

The aggregate carrying values of the equity method investments whose financial statements have not been reviewed were $1,786,162 thousand and $1,676,145 thousand as of March 31, 2011 and 2010, respectively. The net equity in earnings of such equity investees were $63,587 thousand and $63,211 thousand for the three months ended March 31, 2011 and 2010, respectively.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	99,504	11
Tons Lightology Inc.	66,150	—	—	—
UniDisplay Inc.	55,450	4	46,000	3
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	7	—	—
RPTI International (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited	31,391	7	—	—
Procrystal Technology Co., Ltd.	30,000	1	—	—
VisEra Technologies Company Ltd.	29,371	—	—	—
Ultra Fine Optical Technology Co., Ltd.	27,000	8	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	—	—
Taimide Technology Ltd.	18,909	1	7,200	3
Lextar Electronics Corp.	16,243	—	10,650	—
Digimax Inc. (“DIG”)	15,080	4	23,935	4
PChome Store Inc.	14,072	3	—	—
Huga Optotech Inc.	12,870	—	10,477	—
N.T.U. Innovation Incubation Corporation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	12,000	9
Win Semiconductors Corp.	10,555	—	10,555	—
Optivision Technology Inc.	10,189	—	10,189	—
A2peak Power Co., Ltd. (“A2P”)	9,858	3	27,500	3
Chia Chang Co., Ltd.	9,366	—	—	—
Tatung Fine Chemicals Co.	9,135	—	8,023	—
SuperAlloy Industrial Co., Ltd.	7,123	—	—	—
ChipSip Technology Co. (“ChipSip”)	6,133	2	23,247	3
DelSolar Co.	6,097	—	5,646	—
Crystal Media Inc. (“CMI”)	5,630	5	11,642	5
Subtron Technology Co.	5,053	—	3,289	—
Cando Corporation	4,946	—	4,946	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
G-Tech Optoelectronics Corp.	1,599	—	—	—
XinTec Inc.	1,078	—	1,078	—
Giga Solar Materials Corp.	—	—	40,856	2
Join Well Technology Co.	—	—	9,971	—
J Touch Corporation	—	—	4,161	—
Taidoc Technology Corporation	—	—	3,498	—
Daxon Technology Corporation	—	—	3,464	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9
eASPNet Inc.	—	2	—	2

	$2,739,335		$2,544,329

(Concluded)

After evaluating the financial assets carried at cost, CHI determined the investments in ChipSip, CMI, and A2P were impaired and recognized impairment losses of $12,969 thousand, $9,370 thousand, and $16,038 thousand for the year ended December 31, 2010.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized impairment losses of $20,920 thousand and $10,289 thousand in 2010 and 2009, respectively.

The above investments that do not have a quoted market price in an active market and whose fair values can not be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS—NONCURRENT

	March 31
	2011	2010
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2011	2010
Cost
Land	$103,828,369	$103,794,563
Land improvements	1,551,988	1,535,066
Buildings	67,450,256	64,436,348
Computer equipment	15,936,481	16,170,715
Telecommunications equipment	657,319,135	658,000,801
Transportation equipment	2,258,925	1,970,242
Miscellaneous equipment	7,087,675	7,172,483

Total cost	855,432,829	853,080,218
Revaluation increment on land	5,762,611	5,800,909

	861,195,440	858,881,127

Accumulated depreciation
Land improvements	1,014,410	965,010
Buildings	18,882,108	17,740,426
Computer equipment	12,223,984	12,249,929
Telecommunications equipment	531,127,049	523,502,292
Transportation equipment	1,524,816	1,743,988
Miscellaneous equipment	5,872,317	6,043,234

	570,644,684	562,244,879

Construction in progress and advances related to acquisition of equipment	11,161,809	13,902,299

Property, plant and equipment, net	$301,712,565	$310,538,547

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity—other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity—other adjustments. As of March 31, 2011, the unrealized revaluation increment was decreased to $5,765,148 thousand due to disposal of revaluation assets.

Depreciation expense on property, plant and equipment for the three months ended March 31, 2011 and 2010 were $7,714,942 thousand and $8,371,061 thousand, respectively. Capitalized interest expense for the three months ended March 31 2011 was $30 thousand. The capitalized interest rate was 1.1%. No interest was capitalized for the three months ended March 31, 2010.

16.	SHORT-TERM LOANS

	March 31
	2011	2010
Unsecured loans—annual rate—1.10%-1.45% and 0.82%-1.23% for the 2011 and 2010, respectively	$115,000	$3,011,000
Secured loans—annual rate—0.81%	—	488,000

	$115,000	$3,499,000

17.	SHORT-TERM BILLS PAYABLE

March 31, 2011
Commercial paper—annual rate 0.84%	$29,977

18.	ACCRUED EXPENSES

	March 31
	2011	2010
Accrued salary and compensation	$6,952,935	$5,468,671
Accrued employees’ bonuses and remuneration to directors and supervisors	2,924,790	2,459,864
Accrued franchise fees	2,719,377	2,745,815
Other accrued expenses	3,293,343	3,661,524

	$15,890,445	$14,335,874

19.	OTHER CURRENT LIABILITIES

	March 31
	2011	2010
Advance receipts	$11,296,223	$7,699,235
Amounts collected in trust for others	1,676,680	1,993,862
Payables to equipment suppliers	1,304,937	1,434,687
Refundable customers’ deposits	1,102,520	1,056,287
Payables to contractors	697,783	1,312,771
Others	2,641,129	2,984,959

	$18,719,272	$16,481,801

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS—CURRENT PORTION)

	March 31
	2011	2010
Secured loans—annual rate—0.92%-1.66% and 1.00%-1.37% for 2011 and 2010, respectively	$3,245,752	$24,488
Unsecured loans—annual rate—2.01%-2.17% and 2.01%-2.04% for 2011 and 2010, respectively	184,191	284,660

	3,429,943	309,148
Less: Current portion of long-term loans	306,802	115,113

	$3,123,141	$194,035

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.

LED obtained a secured loan from First Commercial Bank in September 2010. Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013. The loan was early repaid in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

21.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	March 31, 2011
	Within One Year	Over One Year	Total
Assets
Inventories	$—	$1,745,228	$1,745,228
Deferred expenses (classified as other current assets)	—	113,835	113,835
Restricted assets	—	35,671	35,671

	$—	$1,894,734	$1,894,734

Liabilities
Trade notes and accounts payable	$—	$11,583	$11,583
Advance from land and building (classified as other current liabilities)	—	555,517	555,517

	$—	$567,100	$567,100

	March 31, 2010
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,320,337	$1,320,337
Deferred expenses (classified as other current assets)	—	140,254	140,254
Restricted assets	—	109,276	109,276

	$—	$1,569,867	$1,569,867

Liabilities

Trade notes and accounts payable	$5,924	$—	$5,924
Advance from land and building (classified as other current liabilities)	—	385,475	385,475

	$5,924	$385,475	$391,399

22.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand, which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of March 31, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of March 31, 2011, the outstanding ADSs were 647,186 thousand common shares, which equaled approximately 64,719 thousand units and represented 8.34% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.    Exercise their voting rights,

b.    Sell their ADSs, and
c.    Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the three months ended March 31, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the stockholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2010 earnings of Chunghwa have been resolved by the board of directors on March 29, 2011, and the appropriations and distributions of the 2009 earnings of Chunghwa have been approved by the stockholders on June 18, 2010 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009
Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the board of directors on March 29, 2011, were $2,144,074 thousand and $45,044 thousand, respectively. There was no difference between the initial accrual amounts and the amounts resolved in board of directors of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriation and distribution of 2010 earnings of Chunghwa has not been approved by the stockholders as the report date. Information on the appropriation of Chunghwa’s earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively approved by FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

23.	SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2004.03.04	385		17.6
			(Original price $	23.9)
2004.12.01	2004.12.28	6,500		10.0
			(Original price $	11.6)
2004.12.01	2005.11.28	1,500		13.5
			(Original price $	18.3)
2005.09.30	2006.05.05	10,000		12.4
			(Original price $	16.9)
2007.10.16	2007.10.31	6,181		42.6
			(Original price $	44.2)

		24,566

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2011 and 2010 was as follows:

	Stock Options Outstanding
	2011		2010
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of period	5,103	$36.15	9,323	$30.92
Options exercised	(1,274)	34.72	(985)	25.76
Options expired	(7)	39.94	(33)	29.52

Options outstanding, end of period	3,822	36.61	8,305	31.54

Options exercisable, end of period	2,440		3,552

As of March 31, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$12.4	758	1.08	$12.40	758	$12.40
$42.6	3,064	2.67	42.60	1,682	42.60

As of March 31, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$13.3	2,955	1.97	$13.01	1,054	$12.48
$14.4-$17.6	157	1.67	14.40	157	14.40
$42.6	5,193	3.67	42.60	2,341	42.60

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2011 and 2010. Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2011
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$3,072,279	$2,631,848	$5,704,127
Insurance	272,432	220,066	492,498
Pension	435,031	310,388	745,419
Other compensation	2,442,144	1,717,516	4,159,660

	$6,221,886	$4,879,818	$11,101,704

Depreciation expense	$7,287,955	$426,987	$7,714,942

Amortization expense	$289,316	$54,858	$344,174

	Three Months Ended March 31, 2010
	Operating	Operating
	Costs	Expenses	Total
Compensation expense
Salaries	$3,147,615	$2,514,688	$5,662,303
Insurance	248,953	193,651	442,604
Pension	422,970	293,290	716,260
Other compensation	2,153,316	1,466,778	3,620,094

	$5,972,854	$4,468,407	$10,441,261

Depreciation expense	$7,938,837	$432,224	$8,371,061

Amortization expense	$257,325	$57,895	$315,220

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2011	2010
Income tax payable	$2,380,261	$2,964,322
Income tax—deferred	(61,699)	1,319
Adjustments of prior years’ income tax	428	—
Income tax—separated	—	3,688

Income tax	$2,318,990	$2,969,329

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises to 17%, effective from January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective until December 31, 2019.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	March 31
	2011	2010
Current
Deferred income tax assets (liabilities)
Provision for doubtful accounts	$227,177	$364,616
Unrealized accrued expense	50,620	62,260
Estimated warranty liabilities	22,016	19,553
Unrealized foreign exchange loss (gain)	19,703	(21,911)
Valuation loss on inventory	13,510	18,780
Investment tax credit	8,995	862
Valuation loss (gain) on financial instruments, net	969	(9,214)
Loss carryforward	—	6,520
Other	16,331	23,686

	359,321	465,152
Valuation allowance	(234,008)	(364,507)

Net deferred income tax assets—current	$125,313	$100,645

Noncurrent
Deferred income tax assets
Accrued pension cost	$303,046	$336,284
Loss carryforward	88,996	116,053
Impairment loss	62,854	62,471
Abandonment of equipment not approved by National Tax Administration	37,562	—
Equity in losses of equity method investees, net	$9,670	$—
Investment tax credit	7,239	17,016
Loss on disposal of property, plant and equipment	—	513
Other	3,189	16,008

	512,556	548,345
Valuation allowance	(13,029)	(60,429)

Net deferred income tax assets—noncurrent	$499,527	$487,916

(Concluded)

As of March 31, 2011, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,395	2011

Statute for Upgrading Industries	Personnel training expenditures	$7,060	2013
	Purchase of machinery and equipment	1,779	2013

		$8,839

As of March 31, 2011, loss carryforward of CHIEF, Unigate, LED, and CHI are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year
CHIEF	$15,251	$8,613	2014
	17,267	17,267	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	5	5	2021
LED	5,426	5,426	2018
	7,571	7,571	2019
	7,245	7,245	2020
	17,358	17,358	2021
CHI	574	574	2020

	$95,634	$88,996

c.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2011	2010
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$4,483,339	$7,438,480

The estimated and the actual creditable ratios distribution of Chunghwa’s of 2010 and 2009 for earnings were 18.77% and 26.49%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

d.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: SENAO, CHIEF, CHSI, SHE, LED, YYRP, CHI and IFE. The following subsidiaries income tax returns have been examined by authorities through 2009: Unigate, CHPT, and CIYP.

26.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
Three months ended March 31, 2011
Basic EPS
Income attributable to stockholders of the parent	$14,078,894	$11,834,866	7,886,737	$1.79	$1.50

Effect of dilutive potential common stock
SENAO’s stock options	(1,685)	(1,685)	—
Employee bonus	—	—	27,383

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,077,209	$11,833,181	7,914,120	$1.78	$1.50

(Continued)

	Amount (Numerator)		Weighted- average Number of	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Common Shares (Thousand) (Denominator)	Income Before Income Tax	Net Income
Three months ended March 31, 2010
Basic EPS
Income attributable to stockholders of the parent	$14,955,893	$12,060,401	9,696,808	$1.54	$1.24

Effect of dilutive potential common stock
SENAO’s stock options	(1,721)	(1,721)	—
Employee bonus	—	—	34,380

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$14,954,172	$12,058,680	9,731,188	$1.54	$1.24

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employee bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the three months ended March 31, 2011 and 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the three months ended March 31, 2011 and 2010 were also due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $773,253 thousand ($716,772 thousand subject to defined benefit plan and $56,481 thousand subject to defined contribution plan) and $731,063 thousand ($687,923 thousand subject to defined benefit plan and $43,140 thousand subject to defined contribution plan) for the three months ended March 31, 2011 and 2010, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
Senao Technical and Cultrual Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Inforation Industry (“III”)	Investor with significant influence over IFE
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of IFE
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2011		2010
	Amount	%	Amount	%
1) Receivables
Trade notes and accounts receivable
Hope Tech	$15,422	57	$—	—
So-net	8,735	32	25,321	4
III	2,626	10	65,297	10
Others	98	1	58	—

	26,881	100	90,676	14
Other receivables-STS	—	—	543,303	86

	$26,881	100	$633,979	100

CHTS financed to equity-method investee, STS, (included in other receivables) was as follows:

	Three Months Ended March 31, 2010
Related Party	Maximum Balance	Ending Balance	Interest Rate	Interest Income
STS	$543,303	$543,303	6.38%	$8,685

The aforementioned amount was collected on April 1, 2010.

	March 31
	2011		2010
	Amount	%	Amount	%
2) Prepaid expenses (include in other current assets)
Others	$476	—	$476	—

3) Refundable deposit
Others	$383	—	$383	—

4) Payables
Trade notes payable, accounts payable and accrued expenses
TISE	$109,775	69	$85,553	86
Others	48,347	31	13,920	14

	$158,122	100	$99,473	100

5) Advances from customers (include in other current liabilities)
SNI	$2,739	—	$2,739	—

6) Customers’ deposits
Others	$434	—	$—	—

(Continued)

	March 31
	2011		2010
	Amount	%	Amount	%
7) Revenues
So-net	$42,131	—	$78,984	—
HopeTech	32,898	—	—	—
Others	16,438	—	19,930	—

	$91,467	—	$98,914	—

8) Operating costs and expenses
TISE	$94,940	—	$88,717	—
SKYSOFT	13,240	—	—	—
Others	23,959	—	9,439	—

	$132,139	—	$98,156	—

9) Non-operating income and gains
Others	$7,817	—	$7,954	—

10) Acquisitions of property, plant and equipment
TISE	$37,639	—	$10,986	—

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). As of March 31, 2011, ST-2 satellite is still under construction. The Company has prepaid $3,155,764 thousand which has classified as other assets - others.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

29.	PLEDGED ASSETS

The following assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by LED, CHIEF, SHE, CHPT, IFE and CHTS.

	March 31
	2011	2010
Property, plant and equipment, net	$3,383,157	$21,252
Restricted assets	66,773	100,850

	$3,449,930	$122,102

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of March 31, 2011, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisitions of land and buildings of $116,343 thousand.

b.	Acquisitions of telecommunications equipment of $18,878,658 thousand.

c.	Unused letters of credit of $338,660 thousand.

d.	Contract to print billing, envelopes and marketing gifts of $18,717 thousand.

e.	LED has already contracted to advance sale of land and building for $2,633,695 thousand, and collected $555,517 thousand in advance according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Land Bank of Taiwan and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

March 31, 2011
Restricted assets—bank deposits	$35,671
Land held under development	207,317

$242,988

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years.

Future lease payments were as follows:

Amount
2011 (for April 1, 2011 to December 31, 2011)	$1,267,619
2012	1,383,549
2013	1,069,769
2014	825,204
2015 and thereafter	836,052

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa need to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal to the Supreme Court of the Republic of China within the statutory period. The case is under the review process of the Supreme Court of the Republic of China.

31.	SIGNIFICANT SUBSEQUENT EVENT

The stockholders of IFE, at the special meeting of stockholders held on February 25, 2011, approved the merger with International Integrated System Inc. and e-ToYou International, Inc. in accordance with Business Mergers and Acquisitions Act. After the merger on April 1, 2011, IFE became the surviving company and International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. The name of the surviving company is “International Integrated System, Inc. (IISI).” Chunghwa decreased its ownership interest in IFE from 49% to 33%.

32.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	March 31
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$75,002,169	$75,002,169	$79,193,038	$79,193,038
Financial assets at fair value through profit or loss	79,443	79,443	46,000	46,000
Available-for-sale financial assets	2,162,591	2,162,591	8,696,908	8,696,908
Held-to-maturity financial assets—current	2,062,915	2,062,915	1,600,885	1,600,885
Trade notes and accounts receivable, net	19,530,851	19,530,851	10,970,886	10,970,886
Receivable from related parties	26,881	26,881	633,979	633,979
Other current monetary assets	2,637,635	2,637,635	2,821,815	2,821,815
Restricted assets—current	39,005	39,005	127,400	127,400
Financial assets carried at cost	2,739,335	—	2,544,329	—
Held-to-maturity financial assets—noncurrent	9,973,059	9,973,059	6,123,566	6,123,566
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,380,145	1,380,145	1,689,559	1,689,559
Restricted assets—noncurrent	63,439	63,439	82,726	82,726
Liabilities
Short-term loans	115,000	115,000	3,499,000	3,499,000
Short-term bills payable	29,977	29,977	—	—
Financial liabilities at fair value through profit or loss	7,589	7,589	163	163
Trade notes and accounts payable	9,183,150	9,183,150	6,492,908	6,492,908
Payable to related parties	158,122	158,122	99,473	99,473
Accrued expenses	15,890,445	15,890,445	14,335,874	14,335,874
Amounts collected in trust for others (included in “other current liabilities”)	1,676,680	1,676,680	1,993,862	1,993,862
Payables to equipment suppliers (included in “other current liabilities”)	1,304,937	1,304,937	1,434,687	1,434,687
Refundable customers’ deposits (included in “other current liabilities”)	1,102,520	1,102,520	1,056,287	1,056,287
Payables to contractors (included in “other current liabilities”)	697,783	697,783	1,312,771	1,312,771
Current portion of long-term loans	306,802	306,802	115,113	115,113
Long-term loans	3,123,141	3,123,141	194,035	194,035
Customers’ deposits	5,834,716	5,834,716	5,933,285	5,933,285

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair value of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	March 31		March 31
	2011	2010	2011	2010
Assets
Financial assets at fair value through profit or loss	$78,798	$38,830	$645	$7,170
Available-for-sale financial assets	2,060,687	8,593,831	101,904	103,077
Liabilities
Financial liabilities at fair value through profit or loss	481	112	7,108	51

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing, therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material. The company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

33.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 32.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

34.	THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

Segment information: Please see Table 10.

35.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	March 31
	2011			2010
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
US Dollar	$26,124	29.40	$769,217	$35,954	31.82	$1,144,030
HK Dollar	71,442	3.78	269,837	24,266	4.10	99,392
JP Yen	38,803	0.36	13,775	27,626	0.34	9,420
SG Dollar	$12,934	23,34	$301,881	$13,888	22.72	$315,542
Euro Dollar	187	41.71	7,805	10,674	46.10	456,003
RMB	292	4.51	1,315	37	4.66	172
Accounts receivable
US Dollar	138,068	29.40	4,059,206	112,060	31.82	3,565,645
HK Dollar	53,607	3.78	202,473	20,770	4.10	105,554
SG Dollar	1,023	23.34	23,871	216	22.72	4,915
Euro Dollar	162	41.71	6,745	67	42.72	2,883
JP Yen	22,247	0.36	7,898	8,057	0.34	2,747
Available-for-sale financial assets
US Dollar	35,321	29.40	1,038,440	57,441	31.82	1,827,726
HK Dollar	2,095	3.78	7,913	—	—	—
Euro Dollar	—	—	—	40,050	42.72	1,710,923
Investments accounted for using equity method
US Dollar	907	29.40	26,666	—	—	—
VND Dollar	173,899,270	0.00137	238,242	162,532,298	0.00161	2,691,677
SG Dollar	17,521	23.34	408,944	17,972	22.72	408,321

Financial liabilities

Monetary items
Payable to suppliers
US Dollar	114,453	29.40	3,364,906	108,067	31.82	3,438,572
Euro Dollar	23,545	41.71	982,081	25,251	42.72	1,078,741
HK Dollar	52,331	3.78	197,655	14,327	4.10	58,683
SG Dollar	389	23.34	9,091	53	22.72	1,199
JP Yen	9,105	0.36	3,232	1,408	0.34	480

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/	Ratio of Accumulated Endorsement/	Maximum Endorsement/
		Name	Nature of Relationship (Note 2)	Guarantee Amount Provided to Each Guaranteed Party			Guarantee Collateralized by Properties	Guarantee to Net Equity per Latest Financial Statements	Guarantee Amount Allowable (Note 3)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	$3,808,224	$2,750,000	$2,750,000	$2,750,000	0.7%	$3,808,224

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company.
b. Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a. Trading partner.
b. Majority owned subsidiary.
c. The Company and subsidiary owns over 50% ownership of the investee company.
d. A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e. Guaranteed by the Company according to the construction contract.
f. An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee amounts is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)		Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,532,126 (Note 8)		28	$5,533,710		Note 4
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,912,155 (Note 8)		100	2,912,400		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,932,617 (Note 8)		89	1,989,427		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	710,260 (Note 8)		100	648,896		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	61,869	616,537 (Note 8)		100	616,537		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	598,205		40	785,490		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	552,825 (Note 8)		69	498,606		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590	505,001 (Note 8)		100	505,001		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498	248,256 (Note 8)		49	215,948		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	238.242		30	238.242		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	197,959 (Note 8)		100	197,959		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	176,400 (Note 8)		100	176,400		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	98,101		30	58,734		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	87,536 (Note 8)		56	71,801		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	67,512 (Note 8)		100	84,490		Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	63,901		33	19,851		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	28,620		30	11,210		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	15,794 (Note 8)		100	15,794		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$ 1 dollar (Note 8	) )	100	— (US$ 1 dollar	)	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$1,400,221	Note 1
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	224,009	Note 1
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	8	89,355	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	76,772	Note 1
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035	7	50,866	Note 1
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500	10	32,705	Note 1
		Innovation Works Limited	—	Financial assets carried at cost	1,000	31,391	7	23,724	Note 1
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000	18	(549)	Note 1
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	1,050	Note 1
		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288	163,912	—	159,604	Note 3
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	418	307,114	—	314,825	Note 3
		PIMCO Global Investment Grade Credit—Ins H Acc	—	Available-for-sale financial assets	751	307,246	—	309,380	Note 3
		PIMCO GIS Total Return Bond Fund—H Institutional Class (Acc)	—	Available-for-sale financial assets	349	242,784	—	240,011	Note 3
		Bonds
		NAN YA Company 3[r]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	502,900	—	502,900	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,818	—	348,818	Note 6
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,061	—	251,061	Note 6
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,970	—	251,970	Note 6
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	241,973	—	241,973	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds—A Issue in 2008	—	Held-to-maturity financial assets	—	102,683	—	102,683	Note 6
		China Steel Corporation 1[s]t Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,386	—	102,386	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	255,690	—	255,690	Note 6
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	511,335	—	511,335	Note 6
		Taiwan Power Co. 5th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	206,875	—	206,875	Note 6
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 6
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	606,997	—	606,997	Note 6
		Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	600,553	—	600,553	Note 6
		Hon Hai Precision Industry Co., Ltd. First Debenture issuing of 2009	—	Held-to-maturity financial assets	—	278,239	—	278,239	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	$300,000	—	$300,000	Note 6
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	402,169	—	402,169	Note 6
		Taiwan Power Co. 5th Secured Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	302,109	—	302,109	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds-B Issue in 2006	—	Held-to-maturity financial assets	—	716,049	—	716,049	Note 6
		Chinese Petroleum Corporation 1st Unsecured corporate Bonds—A Issue in 2009	—	Held-to-maturity financial assets	—	200,785	—	200,785	Note 6
		FCFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,255	—	201,255	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	303,195	—	303,195	Note 6
		Taiwan Power Co 3rd Secured Corporate Bond—A Issue in 2010	—	Held-to-maturity financial assets	—	201,774	—	201,774	Note 6
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,587	—	50,587	Note 6
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,555	—	299,555	Note 6
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,925	—	99,925	Note 6
		Taiwan Power Co. 5th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,968	—	149,968	Note 6
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 6
		Taiwan Power Co. 6th Secured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	270,763	—	270,763	Note 6
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,149	—	150,149	Note 6
		NAN YA Company 2[n]d Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	404,805	—	404,805	Note 6
		Taiwan Power Co. 3[r]d Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,338	—	200,338	Note 6
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	87,924	—	87,924	Note 6
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,435	—	200,435	Note 6
		NAN YA Company 3[r]d Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,960	—	202,960	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	401,684	—	401,684	Note 6
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	102,365	—	102,365	Note 6
		Taiwan Power Co. 4th Secured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,163	—	51,163	Note 6

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		$709,321		—		$709,321	Note 6
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—		608,785		—		608,785	Note 6
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—		199,802		—		199,802	Note 6
		China Steel Corporation 2[n]d Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—		202,269		—		202,269	Note 6
		China Development Industrial Bank 2[n]d Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—		199,545		—		199,545	Note 6
		Taiwan Power Co. 3rd Secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—		154,815		—		154,815	Note 6
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		318,933		41		318,933	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	5,875	(US$	147,886 5,027 (Note 8	) )	100	(US$	148,711 5,055)	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9		12,632	Note 1
		Beneficiary certificates (mutual fund)
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000		—		52,063	Note 3
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	9,149		100,000		—		105,121	Note 3
		Taishin Lucky Money Market	—	Available-for-sale financial assets	4,687		50,000		—		50,056	Note 3
		IBT Bond Fund	—	Available-for-sale financial assets	3,676		50,000		—		50,061	Note 3
2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,906 (Note 8)		100		1,906	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	8,407 286 (Note 8	) )	100	(US$	8,407 286)	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000		—		2		—	Note 1
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,885	Note 1
3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	9,124 310 (Note 8	) )	100	(US$	9,124 310)	Note 1
8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		2,793,667 (Note 8)		100		2,793,667	Note 1
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	408,944 17,521)		38	(SG$	408,944 17,521)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value
11	InfoExplorer Co., Ltd.	Stocks
		Info Explorer International Co., Ltd.	Subsidiary	Investments accounted for using equity method	795	$ (US$	32,587 1,116 (Note 8	) )	100	$ 32,587 (US$ 1,116)	Note 1
18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	9,122 310 (Note 8	) )	100	9,122 (US$ 310)	Note 1
14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		125,465 (Note 8)		54	125,465	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043		16,226 (Note 8)		100	16,226	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		6,479		28	6,479	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—		43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		25,936 (Note 8)		4	25,936	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		50,377 (Note 8)		—	50,377	Note 4
		Digimax Inc.	—	Financial assets carried at cost	2,000		15,080		4	15,102	Note 1
		Crystal Media Inc.	—	Financial assets carried at cost	1,000		5,630		5	5,719	Note 1
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000		3	25,382	Note 1
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	681		6,133		2	8,904	Note 7
		Uni Display Inc.	—	Financial assets carried at cost	4,630		55,450		4	36,361	Note 1
		A2peak Power Co. Ltd.	—	Financial assets carried at cost	1,100		9,858		3	10,319	Note 1
		Taimide Technology Ltd.	—	Financial assets carried at cost	877		18,909		1	38,518	Note 1
		CoaTronics Inc.	—	Financial assets carried at cost	1,200		12,000		9	7,844	Note 1
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649		29,371		—	29,371	Note 1
		PChome Store Inc.	—	Financial assets carried at cost	325		14,072		3	74,464	Note 7
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800		27,000		8	27,000	Note 1
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	600		30,000		1	30,000	Note 1
		Tons Lightology Inc.	—	Financial assets carried at cost	1,050		66,150		—	66,150	Note 1
		XinTec Inc.	—	Financial assets carried at cost	24		1,076		—	1,215	Note 7
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127		6,084		—	7,322	Note 7
		Cando Corporation	—	Financial assets carried at cost	262		4,883		—	5,999	Note 7
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	376		4,938		—	5,256	Note 7
		Huga Optotech Inc.	—	Financial assets carried at cost	415		12,870		—	12,454	Note 7
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117		9,135		—	7,111	Note 7
		Win Semiconductors Corp.	—	Financial assets carried at cost	370		10,555		—	14,226	Note 7
		OptiVision Technology Inc.	—	Financial assets carried at cost	325		10,189		—	4,547	Note 7
		Lextar Electronics Corp.	—	Financial assets carried at cost	318		16,243		—	15,154	Note 7
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509		7,123		—	6,277	Note 7
		Chia Chang Co., Ltd.	—	Financial assets carried at cost	147		9,366		—	9,102	Note 7
		G-TECH Optoelectronics Corporation	—	Financial assets carried at cost	15		1,599		—	1,865	Note 7
		Formosa Plastics Corporation	—	Available-for-sale financial assets	21		1,253		—	2,142	Note 4
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	371		13,576		—	14,506	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	51	$2,739	—	$2,453	Note 4
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	11	1,035	—	992	Note 4
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	122	7,042	—	9,026	Note 4
		Asia Cement Corporation	—	Available-for-sale financial assets	80	2,567	—	2,644	Note 4
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	1,904	Note 4
		China Steel Corporation	—	Available-for-sale financial assets	246	7,391	—	8,634	Note 4
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,912	—	6,638	Note 4
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	12	904	—	967	Note 4
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	2,412	Note 4
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	5,724	Note 4
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,439	Note 4
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	4,950	Note 4
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	40	2,489	—	2,824	Note 4
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	3,150	Note 4
		Evergreen Marine Corp. (Taiwan) Ltd.	—	Available-for-sale financial assets	100	2,276	—	2,445	Note 4
		Chipbond Technology Corporation	—	Available-for-sale financial assets	50	2,396	—	2,142	Note 4
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	120	1,911	—	1,956	Note 4
		Foxconn Technology Co., Ltd.	—	Available-for-sale financial assets	20	2,228	—	2,240	Note 4
		Taiwan Cement Corp.	—	Available-for-sale financial assets	120	3,757	—	4,260	Note 4
		China Airlines Ltd.	—	Available-for-sale financial assets	190	4,127	—	3,220	Note 4
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	18	2,067	—	1,891	Note 4
		Insyde Software Corp.	—	Available-for-sale financial assets	15	2,218	—	2,527	Note 4
		Swancor Ind, Co., Ltd.	—	Available-for-sale financial assets	43	2,386	—	2,712	Note 4
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	8	422	—	490	Note 4
		Via Techonologies, Inc.	—	Available-for-sale financial assets	96	3,217	—	2,962	Note 4
		Cyberlink Co.	—	Available-for-sale financial assets	45	5,735	—	4,112	Note 4
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	6,816	Note 4
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	1	96	—	124	Note 4
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	135	3,930	—	3,955	Note 4
		Pan Jit International Inc.	—	Available-for-sale financial assets	21	670	—	823	Note 4
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	45	2,523	—	1,955	Note 4
		Yuanta Financial Holdings	—	Available-for-sale financial assets	200	4,279	—	4,230	Note 4
		Sunrex Technology Corporation	—	Available-for-sale financial assets	46	1,491	—	1,362	Note 4
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	208	5,245	—	5,366	Note 4
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	8,248	—	7,488	Note 4
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	—	24	—	34	Note 4
		Ene Technology Inc.	—	Available-for-sale financial assets	95	4,932	—	3,617	Note 4
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	81	6,047	—	4,271	Note 4
		ALi Corporation	—	Available-for-sale financial assets	105	5,634	—	3,817	Note 4
		Integrated Memory Logic Limited	—	Available-for-sale financial assets	3	455	—	244	Note 4
		Acme Electronics Corporation	—	Available-for-sale financial assets	50	3,726	—	7,600	Note 4
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	3,650	Note 4
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	190	5,724	—	5,311	Note 4
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	101	1,807	—	1,795	Note 4
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	11	1,564	—	1,417	Note 4
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	45	1,918	—	1,625	Note 4
		TPK Holding Co., Ltd.	—	Available-for-sale financial assets	8	1,840	—	6,472	Note 4
(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value
		Daxon Technology Inc.	—	Available-for-sale financial assets	217	$6,135	—	$5,815	Note 4
		Edison Opto Corporation	—	Available-for-sale financial assets	50	7,850	—	8,532	Note 4
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	30	1,816	—	1,791	Note 4
		Digital China Holdings Limited	—	Available-for-sale financial assets	55	1,671	—	1,499	Note 4
		Gourmet Master Co. Ltd.	—	Available-for-sale financial assets	10	655	—	686	Note 4
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	16	968	—	746	Note 4
		TXC Corporation	—	Available-for-sale financial assets	155	8,769	—	8,463	Note 4
		Formosa Petrochemical Corp.	—	Available-for-sale financial assets	85	8,013	—	8,203	Note 4
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	90	6,123	—	6,228	Note 4
		AU Optronics Corp.	—	Available-for-sale financial assets	60	1,845	—	1,542	Note 4
		Richtek Technology Corp.	—	Available-for-sale financial assets	15	3,520	—	3,053	Note 4
		Uni-President Enerprises Corp.	—	Available-for-sale financial assets	130	5,495	—	5,239	Note 4
		Global Unichip Corp.	—	Available-for-sale financial assets	15	1,676	—	1,403	Note 4
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	120	5,761	—	5,736	Note 4
		eMemory Technology Inc.	—	Available-for-sale financial assets	1	73	—	86	Note 4
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	150	7,389	—	6,968	Note 4
		Delta Electronics Inc.	—	Available-for-sale financial assets	65	7,971	—	7,573	Note 4
		San Shing Fastech Corp.	—	Available-for-sale financial assets	670	22,093	—	22,780	Note 4
		USI Corp.	—	Available-for-sale financial assets	105	4,224	—	4,200	Note 4
		Media Tek Inc.	—	Available-for-sale financial assets	8	2,781	—	2,704	Note 4
		President Chain Store Corp.	—	Available-for-sale financial assets	25	3,029	—	3,263	Note 4
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	90	1,945	—	1,755	Note 4
		FOCI Fiber Optic Communications Inc.	—	Available-for-sale financial assets	16	677	—	751	Note 4
		Formosa Laboratories Inc.	—	Available-for-sale financial assets	15	1,215	—	1,316	Note 4
		Dukang Distillers Holdings Ltd.	—	Available-for-sale financial assets	120	2,256	—	1,626	Note 4
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	122	6,350	—	5,934	Note 4
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	366	Note 4
		Oris Tech Co., Ltd.	—	Available-for-sale financial assets	5	201	—	287	Note 4
		Chung-Hsin Electic & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	908	Note 4
		Wistron NeWeb Corp.	—	Available-for-sale financial assets	3	196	—	293	Note 4
		Highwealth Construction Corp.	—	Available-for-sale financial assets	10	549	—	617	Note 4
		Sinopac Financial Holdings Company Ltd.	—	Available-for-sale financial assets	50	696	—	663	Note 4
		Unity Opto Technology Co., Ltd.	—	Available-for-sale financial assets	10	581	—	548	Note 4
		Gigasolar Materials Corporation Beneficiary certificates (mutual)	—	Available-for-sale financial assets	290	33,383	—	224,942	Note 4
		PowerShares QQQ	—	Available-for-sale financial assets	2	2,683	—	3,377	Note 3
		iPath Goldman Sachs Crude Oil Total Return Index ETN	—	Available-for-sale financial assets	5	3,671	—	4,145	Note 3
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	3	4,452	—	4,346	Note 3
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	2	2,764	—	2,752	Note 3
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	4,283	Note 3
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,733	—	1,632	Note 3
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,046	—	1,999	Note 3
		Jih Sun Money Market	—	Available-for-sale financial assets	700	9,859	—	9,931	Note 3
		Fuh Hwa You Li Money Market	—	Available-for-sale financial assets	786	10,102	—	10,176	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)	Percentage of Ownership	Market Value or Net Asset Value

		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	$50,001	—	$50,223	Note 3
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	3,444	35,000	—	35,952	Note 3
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	2,000	20,000	—	20,179	Note 3
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,399	15,000	—	15,236	Note 3
		HSBS Asian High Yield Bond Fund-A	—	Available-for-sale financial assets	300	3,014	—	3,000	Note 3
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	500	5,000	—	4,720	Note 3
		Cathay Mandarin Fund	—	Available-for-sale financial assets	2,400	24,000	—	23,951	Note 3
		Capital Asean Fund	—	Available-for-sale financial assets	500	5,000	—	5,000	Note 3
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	950	10,382	—	12,396	Note 3
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	997	10,053	—	9,676	Note 3
		KGI EM Trend ETF Fund of Funds	—	Available-for-sale financial assets	1,500	15,000	—	14,985	Note 3
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,800	Note 3
		Franklin Templeton Sinoam Franklin Templeton Global Found of Founds	—	Available-for-sale financial assets	870	11,621	—	11,487	Note 3

		Bonds Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	—	50,915	—	51,167	Note 6
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	—	50,569	—	50,737	Note 6

		Convertible bonds Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,987	Note 4
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	4,276	Note 4
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,140	Note 4
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,400	Note 4
		Jintex Corp. 2nd Domestic Secured Convertible Bonds	—	Financial assets at fair value through profit or loss	10	1,000	—	1,300	Note 4
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	4,076	Note 4
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,499	Note 4
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85	8,500	—	9,554	Note 4
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	35	4,974	—	4,427	Note 4
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	120	12,088	—	12,114	Note 4
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	100	10,100	—	10,070	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

		Synnex Technology International Corporation 2nd Unsecured Covertiable Bond Issue	—	Financial assets at fair value through profit or loss	100		$10,020		—		$10,200	Note 4
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	85		8,500		—		8,755	Note 4

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	11,828 402 (Note 8	) )	100	(US$	11,828 402)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks Senao International HK Limited	Subsidiary	Investments accounted for using equity method	5,180	(US$	138,875 4,721 (Note 8	) )	100	(US$	138,875 4,721)	Note 1
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	(US$	19,767 672 (Note 8	) )	45	(US$	19,767 672)	Note 1

23	Senao International HK Limited	Stocks Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	26,986 917 (Note 8	) )	100	(US$	26,986 917)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	56,102 1,907 (Note 8	) )	100	(US$	56,102 1,907)	Note 1
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	28,123 956 (Note 8	) )	100	(US$	28,123 956)	Note 1

24	Chunghwa Investment Holding Co., Ltd.	Stocks CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	(US$	6,315 215 (Note 8	) )	100	(US$	6,321 215)	Note 1

26	CHI One Investment Co., Limited	Stocks Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	(US$	5,795 197)		49	(US$	5,795 197)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	176,400 6,000 (Note 8	) )	100	(US$	176,400 6,000)	Note 1

28	InfoExplorer International Co., Ltd.	Stocks InfoExplorer (Hong Kong) Co., Ltd.	Subsidiary	Investments accounted for using equity method	780	(US$	32,149 1,101 (Note 8	) )	100	(US$	32,149 1,101)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 5)			Percentage of Ownership	Market Value or Net Asset Value

29	Chunghwa Hsingta Company Ltd.	Stocks Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$ (US$	176,400 6,000 (Note 8	) )	100	$ (US$	176,400 6,000)	Note 1

Note 1:	The net asset values of investees were based on unreviewed financial statements.

Note 2:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of March 31, 2011.

Note 3:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on March 31, 2011.

Note 4:	Market value was based on the closing price on March 31, 2011.

Note 5:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 6:	The net asset values of investees were based on amortized cost.

Note 7:	Market value of emerging stock was based on the average trading price on March 31, 2011.

Note 8:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stocks
		Prime Asia Investments Group Ltd.	Investments accounted for using equity method	—	Subsidiary	—		$—	1		$177,176	—	$—	$—	$—	1		$176,400 (Notes 3 and 5)

Bonds
		Taiwan Power Co. 3rd secured Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		150,000 (Note 2)	—	—	—	—	—		150,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-B Issue in 2006	Held-to-maturity financial assets	—	—	—		—	—		400,000 (Note 2)	—	—	—	—	—		400,000 (Note 2)
		China Steel Corporation 2[n]d Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Taiwan Power Company 4th Secured Corporate Bond-A Issue In 2010	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Hon Hai Precision Industry Co., Ltd. First Debenture issuing of 2009	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		NAN YA Company 4th Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture - D Issue in 2011	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		—	—	300,000 (Note 2)	300,000 (Note 2)	—	—		—

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	(US$	27,452 875)	5,000	(US$	146,758 5,000)	—	—	—	—	5,875	(US$	174,210 5,875 (Notes 4 and 5	) )

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	(US$	5,647 180)	5,000	(US$	146,758 5,000)	—	—	—	—	5,180	(US$	152,405 5,180 (Notes 4 and 5	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	Stated at its nominal amounts.

Note 3:	The ending balance includes cumulative transaction adjustments.

Note 4:	Stated at its original investment amounts Note 5: The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter- party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms

Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 will be collected upon land delivery	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	$4,090 of land value incremental tax will be paid by Chunghwa.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$305,409 (Notes 4 and 8)	1	30 days	—	—	$116,742 (Notes 5 and 8)		2
				Purchase	1,650,294 (Notes 3 and 8)	5	30-90 days	—	—	(836,679 (Notes 6 and 8	) )	(10)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,635,677 (Notes 3 and 8)	27	30-90 days	—	—	825,482 (Notes 6 and 8)		45
				Purchase	294,176 (Notes 4 and 8)	5	30 days	—	—	(111,163 (Notes 5 and 8	) )	(6)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	208,137 (Notes 7 and 8)	75	30 days	—	—	123,751 (Note 8)		63

Note 1:	Excluding payment and receipts collected in trust for others.

Note 2:	Transaction terms were determined in accordance with mutual agreements.

Note 3:	The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.

Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.

Note 6:	The difference was because Senao International Co., Ltd. classified the amount as other receivables.

Note 7:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.

Note 8:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$319,609 (Note 2)	12.01	$—	—	$1,177	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,071,781 (Note 2)	7.99	—	—	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	123,751 (Note 2)	2.15	—	—	19,020	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2011					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		$1,065,813		$1,065,813	71,773	28		$1,532,126 (Note 5)			$391,999			$103,813 (Note 5)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services		3,000,000		3,000,000	300,000	100		2,912,155 (Note 5)			(59,199)			(59,319 (Note 5	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment		1,738,709		1,738,709	178,000	89		1,932,617 (Note 5)			38,589			34,217 (Note 5)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services		838,506		838,506	60,000	100		710,260 (Note 5)			(1,058)			6,844 (Note 5)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers		574,112		1,389,939	61,869	100		616,537 (Note 5)			4,650			4,650 (Note 5)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment		164,000		164,000	1,760	40		598,205			96,438			41,846		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service		482,165		482,165	37,942	69		552,825 (Note 5)			40,594			28,808 (Note 5)		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services		522,003		522,003	129,590	100		505,001 (Note 5)			(14,854)			(14,854 (Note 5	) )	Subsidiary
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution		283,500		283,500	22,498	49		248,256 (Note 5)			(36,222)			(18,203 (Note 5	) )	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services		288,327		288,327	—	30		238,242			33,641			10,096		Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services		150,000		150,000	15,000	100		197,959 (Note 5)			10,497			10,497 (Note 5)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment		177,176		—	—	100		176,400 (Notes 5)			—			— (Note 5)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services		67,025		67,025	4,438	30		98,101			11,108			3,332		Equity-method investee
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development		62,209		62,209	5,996	56		87,536 (Note 5)			10,090			5,654 (Note 5)		Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers		70,429		70,429	6,000	100		67,512 (Note 5)			2,546			2,984 (Note 5)		Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services		71,770		71,770	1,703	33		63,901			(3,254)			(2,476)		Equity-method investee
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware		60,008		60,008	3,429	30		28,620			11,236			3,422		Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication		17,291		17,291	1	100		15,794 (Note 5)			3,811			3,811 (Note 5)		Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment		— (Note 3)		— (Note 3)	—	100		— (Notes 3 and 5)			—			— (Notes 3 and 5)		Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales.		206,190		206,190	16,824	41		318,933			24,247			9,944		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment.	(US$	174,210 5,875)	(US$	27,452 875)	5,875	100	(US$	147,886 5,027 (Note 5	) )	(US$	(22,041 (752	) ))	(US$	(22,241 (760 (Notes 4 and 5	) )) )	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2011					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service.		$2,000		$2,000	200	100		$1,906 (Note 5)			$(31)			$(31 (Note 5	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	8,407 286 (Note 5	) )	(US$	365 12)		(US	365 $ 12 (Note 5	) )	Subsidiary

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100	(US$	9,124 310 (Note 5	) )	(US$	(1,560 (53	) ))	(US$	(1,560 (53 (Note 5	) )) )	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property co., Ltd.	Taipei	Real estate leasing business		2,793,667		2,793,667	83,290	100		2,833,817 (Note 5)			13,697			13,697 (Note 5)		Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	(SG$	409,061 18,102)	(SG$	409,061 18,102)	18,102	38	(SG$	408,944 17,521)		(SG$	(13,422 (580	) ))	(SG$	(3,118 (136	) ))	Equity- method investee

11	InfoExplorer Co., Ltd.	InfoExplorer International Co., Ltd.	Samoa Islands	International investment	(US$	34,821 1,116)	(US$	25,383 795)	795	100	(US$	32,587 1,116 (Note 5	) )		—			— (Note 5)		Subsidiary

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	110,317	54		125,465 (Note 5)			2,640			1,419 (Note 5)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	(US$	34,483 1,043)	(US$	34,483 1,043)	1,043	100	(US$	16,226 621 (Note 5	) )	(US$	(2,037 (69	) ))	(US$	(2,037 (69 (Note 5	) )) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		6,479 (Note 5)			11,625			2,603 (Note 5)		Equity- method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—			—			—		Equity- method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	20,000	4		25,936 (Note 5)			40,594			1,486 (Note 5)		Equity- method investee
		Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products		49,731		49,731	1,001	—		50,377 (Note 5)			391,999			1,601 (Note 5)		Equity- method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	(US$	31,973 1,010)	(US$	31,973 1,010)	1,010	100	(US$	9,122 310 (Note 5	) )	(US$	(1,560 (53	) ))	(US$	(1,560 (53 (Note 5	) )) )	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business	(US$	152,405 5,180)	(US$	5,647 180)	5,180	100	(US$	138,875 4,721 (Note 5	) )	(US$	(12,564 (429	) ))	(US$	(12,564 (429 (Note 5	) )) )	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales.	(US$	21,177 675)	(US$	21,177 675)	5,240	45	(US$	19,767 672)		(US$	385 13)		(US$	173 6)		Equity- method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(US$	14,483 493)	(US$	14,483 493)	3,500	100	(US$	6,315 215 (Note 5	) )	(US$	(2,058 (70	) ) )	(US$	(2,058 (70 (Note 5	) )) )	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	(US$	13,862 431)	(US$	13,862 431)	—	49	(US$	5,795 197)		(US$	(4,190 143	) )	(US$	(2,036 70	) )	Equity- method investee

28	InfoExplorer International Co., Ltd.	InfoExplorer (Hong Kong) Co., Limited	Hong Kong	International investment	(US$	34,342 1,101)	(US$	24,904 780)	780	100	(US$	32,149 1,101 (Note 5	) )		—			— (Note 5)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2011					Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					March 31, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	$ (US$	12,636 400)	$ (US$	12,636 400)	400	100	$ (US$	11,828 402 (Note 5	) )	$ (US$	(204 (7	) ) )	$ (US$	(204 (7 (Note 5	) ) ) )	Subsidiary

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	China	Information technology services and sale of communication products	(US$	29,328 1,000)		—	—	100	(US$	26,986 917 (Note 5	) )	(US$	(2,443 (83	) ) )	(US$	(2,443 (83 (Note 5	) ) ) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	China	Information technology services and sale of communication products	(US$	58,674 2,000)		—	—	100	(US$	56,102 1,907 (Note 5	) )	(US$	(2,773 (95	) ) )	(US$	(2,773 (95 (Note 5	) ) ) )	Subsidiary
		Semao International Trading (Jiangsu) Co., Ltd.	China	Information technology services and sale of communication products	(US$	29,337 1,000)		—	—	100	(US$	28,213 956 (Note 5	) )	(US$	(1,336 (46	) ) )	(US$	(1,336 (46 (Note 5	) ) ) )	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co. Ltd.	Hong Kong	Investment	(US$	177,176 6,000)		—	—	100	(US$	176,400 6,000 (Note 5	) )		—			— (Note 5)		Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	(US$	177,176 6,000)		—	—	100	(US$	176,400 6,000 (Note 5	) )		—			— (Note 5)		Subsidiary

Note 1:	The equity in net income (loss) of investees was based on unreviewed financial statements, except the equity in earnings of Senao International Co., Ltd. and its subsidiaries.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but has not yet begun operation as of March 31, 2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Note 4:	The equity in net income (loss) of investees was based on unreviewed financial statements. The recognized loss 22,401 thousand sums up the unrealized gain 200 thousand from the company to equity method investees wherein Chunghwa exercises significant influence over these equity investees.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2011		Investment Flows			Accumulated Outflow of Investment from Taiwan as of March 31, 2011		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of March 31, 2011		Accumulated Inward Remittance of Earnings as of March 31, 2011
							Outflow		Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	31,973 1,010)	Note 1	$ (US$	31,973 1,010)		$—	$—	$ (US$	31,973 1,010)	100%	$ (US$	(1,560 (53	) ))	$ (US$	9,122 310)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	(US$	28,282 880)	Note 1	(US$	13,863 431)		—	—	(US$	13,862 431)	49%	(US$	(2,058 (70	) ))	(US$	5,792 197)	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	(US$	29,328 1,000)	Note 1		—	(US$	29,328 1,000)	—	(US$	29,328 1,000)	100%	(US$	(2,443 (83	) ))	(US$	26,986 917)	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	(US$	58,674 2,000)	Note 1		—	(US$	58,674 2,000)	—	(US$	58,674 2,000)	100%	(US$	(2,773 (95	) ))	(US$	56,102 1,907)	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	(US$	29,337 1,000)	Note 1		—	(US$	29,337 1,000)	—	(US$	29,337 1,000)	100%	(US$	(1,336 (46	) ))	(US$	28,123 956)	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	(US$	177,176 6,000)	Note 1		—	(US$	177,176 6,000)	—	(US$	177,176 6,000)	100%		—			—	—

Accumulated Investment in Mainland China as of March 31, 2011		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA

$ (US$	31,973 1,010)	$ (US$	48,169 1,500)	$393,918 (Note 3)
(US$	13,862 431)	(US$	79,882 2,500)	1,403,169 (Note 4)
(US$	117,339 4,000)	(US$	264,762 9,000)	3,069,089 (Note 5)
(US$	177,176 6,000)	(US$	177,176 6,000)	228,500,359 (Note 6)

(Continued)

Note 1:	Investments were through an holding company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s unreviewed financial statements, except the recognition of investment gains (losses) of Senao International Co., Ltd. was calculated based on the reviewed financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.

Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2011	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$319,609	—	—
					Accounts payable	836,679	—	—
					Amounts collected in trust for others	235,102	—	—
					Revenues	305,409	—	1
					Non-operating income and gains	5	—	—
					Operating costs and expenses	1,650,294	—	4
					Work in process	266	—	—
					Customer’s deposits	1,690	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	29,711	—	—
					Accounts payable	43,349	—	—
					Amounts collected in trust for others	591	—	—
					Revenues	76,770	—	—
					Operating costs and expenses	74,540	—	—
					Customer’s deposits	333	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	20,849	—	—
					Accounts payable	28,252	—	—
					Amounts collected in trust for others	4,747	—	—
					Revenues	3,160	—	—
					Work in process	1,301	—	—
					Operating costs and expenses	6,526	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	12,907	—	—
					Accounts payable	123,698	—	—
					Payables to contractors	53	—	—
					Revenues	2,098	—	—
					Non-operating income and gains	305	—	—
					Operating costs and expenses	67,488	—	—
					Property, plant and equipment	133,468	—	—
					Work in process	59	—	—
					Intangible assets	7,122	—	—
					Customer’s deposits	21,566	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	25,206	—	—
					Accounts payable	45,039	—	—
					Amounts collected in trust for others	201	—	—
					Revenues	24,216	—	—
					Operating costs and expenses	44,907	—	—
					Property, plant and equipment	6,069	—	—
					Customer’s deposits	14,429	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Donghwa Telecom Co., Ltd.	a	Accounts receivable	$36,671	—	—
					Accounts payable	61,634	—	—
					Revenues	25,753	—	—
					Operating costs and expenses	15,522	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	14,167	—	—
					Accounts payable	18,637	—	—
					Revenues	2,237	—	—
					Operating costs and expenses	7,167	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	8,949	—	—
					Accounts payable	5,015	—	—
					Revenues	10,635	—	—
					Operating costs and expenses	11,110	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	12,447	—	—
					Revenues	98,668	—	—
			Chunghwa Telecom Singapore Co., Ltd.	a	Accounts receivable	3,770	—	—
					Accounts payable	2,219	—	—
					Revenues	10,657	—	—
					Operating costs and expenses	7,809	—	—
			InfoExplorer Co., Ltd.	a	Accounts receivable	152	—	—
					Accounts payable	30,881	—	—
					Revenues	752	—	—
					Operating costs and expenses	38,364	—	—
					Work in process	1,192	—	—
					Customer’s deposits	1,225	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	488	—	—
					Accounts payable	475	—	—
					Revenues	468	—	—
					Non-operating income and gains	25	—	—
					Operating costs and expenses	1	—	—
					Customer’s deposits	157	—	—
			Chunghwa Investment Co., Ltd.	a	Revenues	3	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	825,482	—	—
					Other receivables	246,299	—	—
					Accounts payable	108,547	—	—
					Other payables	211,062	—	—
					Advances from customers	14,869		—
					Revenues	1,635,677	—	4
					Non-operating income and gains	14	—	—
					Operating costs and expenses	305,409	—	1
					Refundable deposits	1,690	—	—
					Non-operating costs and expenses	5	—	—
			Spring House Entertainment Inc.	c	Revenues	290	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	19	—	—
			InfoExplorer Co., Ltd.	c	Revenues	152	—	—
			CHIEF Telecom Inc.	c	Revenues	1	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$43,686	—	—
					Prepaid expenses	254	—	—
					Accounts payable	29,262	—	—
					Advances from customers	449	—	—
					Revenues	74,540	—	—
					Operating costs and expenses	76,770	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	1	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts receivable	8	—	—
					Accounts payable	11	—	—
					Revenues	8	—	—
					Operating costs and expenses	11	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	77	—	—
					Revenues	214	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	168	—	—
					Operating costs and expenses	226	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	18	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	23	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	21,695	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	123,570	—	—
					Prepaid expenses	181	—	—
					Accounts payable	12,907	—	—
					Revenues	208,137	—	—
					Operating costs and expenses	2,403	—	—
					Refundable deposits	21,566	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	23	—	—
			InfoExplorer Co., Ltd.	c	Accounts receivable	1,935	—	—
					Accounts payable	86	—	—
					Revenues	2,002	—	—
					Operating costs and expenses	82	—	—
					Customer’s deposits	15	—	—
			Light Era Development Co., Ltd.	c	Revenues	48	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	70	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	13,836	—	—
					Accrued custodial payments	18,219	—	—
					Prepaid expenses	944	—	—
					Accounts payable	1,815	—	—
					Advances from customers	2,826	—	—
					Amounts collected in trust for others	16,208	—	—
					Revenues	6,526	—	—
					Operating costs and expenses	3,160	—	—
					Deferred revenue	1,301	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	19	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$45,227	—	—
					Prepaid expenses	13	—	—
					Accounts payable	24,464	—	—
					Advances from customers	515	—	—
					Accrued expenses	227	—	—
					Revenues	50,976	—	—
					Operating costs and expenses	24,216	—	—
					Refundable deposits	14,429	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	136	—	—
					Revenues	406	—	—
			CHIEF Telecom Inc.	c	Revenues	18	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	18,637	—	—
					Accrued expenses	501	—	—
					Advances from customers	13,666	—	—
					Revenues	7,167	—	—
					Operating costs and expenses	2,237	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	290	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	41,752	—	—
					Prepaid expenses	19,882	—	—
					Accounts payable	18,709	—	—
					Advances from customers	17,962	—	—
					Revenues	15,522	—	—
					Operating costs and expenses	25,753	—	—
			CHIEF Telecom Inc.	c	Accounts payable	77	—	—
					Operating costs and expenses	214	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts payable	821	—	—
					Operating costs and expenses	1,223	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	11,926	—	—
					Prepaid expenses	521	—	—
					Operating costs and expenses	98,668	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	48	—	—
			InfoExplorer Co., Ltd.	c	Revenues	2,587	—	—
					Non-operating costs and expenses	4	—	—
					Customer’s deposits	1,486	—

	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,219	—	—
					Accounts payable	3,770	—	—
					Revenues	7,809	—	—
					Operating costs and expenses	10,657	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	821	—	—
					Revenues	1,223	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			CHIEF Telecom Inc.	c	Accounts receivable	$11	—	—
					Accounts payable	8	—	—
					Revenues	11	—	—
					Operating costs and expenses	8	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Prepaid expenses	941	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	30,881	—	—
					Advances from customers	152	—	—
					Revenues	39,556	—	—
					Operating costs and expenses	752	—	—
					Refundable deposits	1,225	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	86	—	—
					Accounts payable	1,935	—	—
					Revenues	82	—	—
					Operating costs and expenses	2,002	—	—
					Refundable deposits	15	—	—
			Light Era Development Co., Ltd.	c	Non-operating income and gains	4	—	—
					Operating costs and expenses	2,587	—	—
					Refundable deposits	1,486	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	152	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	5,015	—	—
					Accounts payable	8,675	—	—
					Advances from customers	274	—	—
					Revenues	11,110	—	—
					Operating costs and expenses	10,635	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	168	—	—
					Revenues	226	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Advances from customers	941	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	3	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	475	—	—
					Accounts payable	472	—	—
					Accrued expenses	16	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	493	—	—
					Refundable deposits	157	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	136	—	—
					Operating costs and expenses	406	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	70	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	21,695	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$307,263	—	—
					Accounts payable	1,255,733	—	2
					Amounts collected in trust for others	240,025	—	—
					Revenues	351,161	—	1
					Non-operating income and gains	3	—	—
					Operating costs and expenses	1,133,354	—	3
					Office supplies	250	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	23,265	—	—
					Accounts payable	40,681	—	—
					Amounts collected in trust for others	798	—	—
					Revenues	60,571	—	—
					Operating costs and expenses	72,638	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	8,339	—	—
					Accounts payable	206,314	—	—
					Payable to contractors	1,985	—	—
					Revenues	12,509	—	—
					Non-operating income and gains	17	—	—
					Operating costs and expenses	155,325	—	—
					Office supplies	14,728	—	—
					Property, plant and equipment	71,116	—	—
					Spare parts	7,120	—	—
					Other deferred expenses	986	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	12,199	—	—
					Accounts payable	63,278	—	—
					Revenues	12,208	—	—
					Operating costs and expenses	28,450	—	—
					Property, plant and equipment	16,470	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	5,601	—	—
					Accounts payable	14,681	—	—
					Revenues	695	—	—
					Operating costs and expenses	15,039	—	—
			Unigate Telecom Inc.	a	Revenues	172	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	20,863	—	—
					Accounts payable	19,495	—	—
					Amounts collected in trust for others	3,951	—	—
					Revenues	3,954	—	—
					Non-operating income and gains	21	—	—
					Operating costs and expenses	7,201	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	8,896	—	—
					Accounts payable	38,325	—	—
					Revenues	21,416	—	—
					Operating costs and expenses	35,679	—	—
					Property, plant and equipment	7,379	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	806	—	—
					Revenues	1,100	—	—
					Operating costs and expenses	669	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			InfoExplorer Co., Ltd.	a	Accounts receivable	$66	—	—
					Accounts payable	3,887	—	—
					Revenues	190	—	—
					Operating costs and expenses	7,881	—	—
					Work in process	5,134	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	2,806	—	—
					Accounts payable	1,661	—	—
					Revenues	5,069	—	—
					Operating costs and expenses	4,773	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,127	—	—
					Accounts payable	1,051	—	—
					Revenues	3,312	—	—
					Operating costs and expenses	4,407	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	1,142	—	—
					Accounts payable	474	—	—
					Revenues	625	—	—
					Non-operating income and gains	349	—	—
					Operating costs and expenses	1	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,240,615	—	—
					Other receivable	255,143	—	—
					Accounts payable	161,343	—	—
					Other payable	145,920	—	—
					Advance from customers	15,551	—	—
					Revenues	1,118,050	—	3
					Non-operating income and gains	3	—	—
					Operating costs and expenses	351,161	—	1
					Non-operating expenses and losses	3	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	4	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	40,681	—	—
					Accrued custodial receipts	798	—	—
					Accounts payable	23,265	—	—
					Revenues	72,638	—	—
					Operating costs and expenses	60,571	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	17	—	—
					Revenues	62	—	—
			Donghwa Telecom Co., Ltd.	c	Revenues	259	—	—
			Yao Yong Real Property Co., Ltd.	c	Accounts payable	7,257	—	—
					No-operating revenues	24	—	—
					Operating costs and expenses	7,280	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	208,299	—	—
					Accounts payable	8,339	—	—
					Revenues	249,275	—	—
					Operating costs and expenses	12,526	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			CHIEF Telecom Inc.	c	Accounts payable	$17	—	—
					Operating costs and expenses	62	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Accounts receivable	12	—	—
					Revenues	24	—	—
			InfoExplorer Co., Ltd.	c	Accounts receivable	22	—	—
					Advances from customers	320	—	—
					Revenues	341	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	44	—	—
					Revenues	42	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	4	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	63,278	—	—
					Accounts payable	12,199	—	—
					Revenues	44,920	—	—
					Operating costs and expenses	12,208	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	116	—	—
				c	Revenues	341	—	—

	7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	14,681	—	—
					Accounts payable	5,601	—	—
					Revenues	15,039	—	—
					Operating costs and expenses	695	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	172	—	—

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	19,495	—	—
					Accrued custodial receipts	3,951	—	—
					Accounts payable	20,863	—	—
					Revenues	7,201	—	—
					Operating costs and expenses	3,975	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	12	—	—
					Operating costs and expenses	24	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	38,325	—	—
					Accounts payable	8,896	—	—
					Advances from customers	7,379	—	—
					Revenues	35,679	—	—
					Operating costs and expenses	21,416	—	—
			CHIEF Telecom Inc.	c	Operating costs and expenses	259	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	806	—	—
					Revenues	669	—	—
					Operating costs and expenses	1,100	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,887	—	—
					Accounts payable	66	—	—
					Revenues	13,015	—	—
					Operating costs and expenses	190	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa System Integration Co., Ltd.	c	Prepaid expenses	$320	—	—
					Accounts payable	22	—	—
					Operating expenses	341	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,661	—	—
					Accounts payable	2,806	—	—
					Revenues	4,773	—	—
					Operating costs and expenses	5,069	—	—

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,051	—	—
					Accounts payable	1,127	—	—
					Revenues	4,407	—	—
					Operating costs and expenses	3,312	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	474	—	—
					Accounts payable	1,142	—	—
					Revenues	1	—	—
					Operating costs and expenses	974	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	44	—	—
					Operating costs and expenses	42	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	116	—	—
					Operating costs and expenses	341	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Rent receivables	7,257	—	—
					Revenues	7,280	—	—
					Operating expenses	24	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2011, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the three months ended March 31, 2011.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Three months ended March 31, 2011

Revenues from external customers	$19,200,760	$22,843,551	$6,081,948	$3,793,884	$554,888	$—	$52,475,031

Intersegment revenues (Note 2)	$3,726,226	$1,449,844	$385,797	$388,699	$92,143	$(6,042,709)	$—

Segment income before tax	$5,717,609	$6,369,326	$2,684,163	$292,276	$626,954)	$—	$14,436,420

Total assets	$226,798,835	$65,464,969	$17,410,691	$22,747,542	$113,151,312	$—	$445,573,349

Three months ended March 31, 2010

Revenues from external customers	$17,200,405	$22,221,672	$5,870,940	$3,971,628	$350,772	$—	$49,615,417

Intersegment revenues (Note 2)	$3,421,654	$512,090	$236,181	$381,214	$182,491	$(4,733,630)	$—

Segment income before tax	$4,733,318	$7,566,537	$2,507,974	$794,670	$(360,777)	$—	$15,241,722

Total assets	$230,603,301	$62,944,695	$16,981,753	$20,866,805	$118,277,182	$—	$449,673,736

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) and redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, (f) cellular phone sales and (g) all others. The redefinition of the Company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the Company’s operating segments to the international trends of other telecommunications companies in general.

Note 4:	According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises. However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

Exhibit 4

Chunghwa Telecom Co., Ltd. and

Subsidiaries

GAAP Reconciliations of

Consolidated Financial Statements for the

Three Months Ended March 31, 2010 and 2011

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the unaudited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2011 (File No. 001-31731).

1)	Net Income Reconciliation

		Three Months Ended March 31
		2010	2011
		NT$	NT$

Consolidated net income based on ROC GAAP		$12,272	$12,117
Adjustment:
a.	Property, plant and equipment
	1. Adjustments of gains and losses on disposal of property, plant and equipment	—	207
	2. Adjustments for depreciation expenses	31	28
b.	10% tax on unappropriated earnings	(1,114)	(1,209)
d.	Revenues recognized from deferred income of prepaid phone cards	18	—
e.	Revenues recognized from deferred one-time connection fees	315	244
f.	Share-based compensation	(1)	—
g.	Defined benefit pension plan	—	1
i.	Income tax effect of US GAAP adjustments	(93)	(60)
j.	Noncontrolling interests of acquired subsidiary	1	(2)
	Other minor GAAP differences not listed above	(9)	(16)

Net adjustment		(852)	(807)

Consolidated net income based on US GAAP		$11,420	$11,310

Attributable to
	Stockholders of the parent	$11,228	$11,104
	Noncontrolling interests	192	206

		$11,420	$11,310

Basic earnings per common share		$1.16	$1.41

Diluted earnings per common share		$1.15	$1.40

			(Continued )

	Three Months Ended March 31
	2010	2011
	NT$	NT$

Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	9,696,808	7,886,737

Diluted	9,731,188	7,914,120

Net income per pro forma equivalent ADSs
Basic	$11.58	$14.08

Diluted	$11.54	$14.01

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	969,681	788,674

Diluted	973,119	791,412

		(Concluded	)

2)	Stockholders’ Equity Reconciliation

		March 31
		2010	2011
		NT$	NT$

Total stockholders’ equity based on ROC GAAP		$391,081	$380,834
Adjustment:
a.	Property, plant and equipment
	1. Capital surplus reduction	(60,168)	(60,168)
	2. Adjustment on depreciation expenses, and disposal gains and losses	4,172	4,523
	3. Adjustments of revaluation of land	(5,803)	(5,765)
b.	10% tax on unappropriated earnings	(5,151)	(5,626)
d.	Deferred income of prepaid phone cards
	1. Capital surplus reduction	(2,798)	(2,798)
	2. Adjustment on deferred income recognition	2,558	2,798
e.	Revenues recognized from deferred one-time connection fees
	1. Capital surplus reduction	(18,487)	(18,487)
	2. Adjustment on deferred income recognition	14,897	15,944
f.	Share-based compensation
	1. Adjustment on capital surplus	15,701	15,705
	2. Adjustment on retained earnings	(15,701)	(15,705)
g.	1. Accrual for accumulative other comprehensive income under pension guidance	(2)	(609)
	2. Accrual for pension cost	(26)	(27)
h.	Adjustment for pension plan upon privatization
	1. Adjustment on capital surplus	1,782	1,782
	2. Adjustment on retained earnings	(9,665)	(9,665)
			(Continued )

		March 31
		2010	2011
		NT$	NT$

i.	Income tax effect of US GAAP adjustments	$5,145	$4,716
j.	Noncontrolling interests of acquired
Subsidiary		29	17
Other GAAP differences not listed above		173	134

Net adjustment		(73,344)	(73,231)

Total equity based on US GAAP		$317,737	$307,603

Attributable to
	Stockholders of the parent	$313,895	$303,348
	Noncontrolling interests	3,842	4,255

		$317,737	$307,603

			(Concluded	)

3)	Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits and other liabilities are reclassified to operating activities under U.S. standards. In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards.

Note 1:	There is a significant difference in the classification of items on the statements of income under ROC GAAP and US GAAP. Those items include:

(1)	Gains (losses) on disposal of property, plant and equipment and other assets, and impairment loss on property, plant and equipment and other assets, and other assets and loss arising from natural calamities:

•	Under ROC GAAP: Such accounts are included in non-operating income (expenses).

•	Under US GAAP: Such accounts are included in cost of revenues.